Exhibit 2.1

PURCHASE AGREEMENT
Among
NORAMA LTD. and NORTH AMERICAN EQUIPMENT LTD.
(“SELLERS”)
and
MARTIN GOUIN and ROGER GOUIN
(“PRINCIPALS”)
and
NACG PREFERRED CORP. and NACG ACQUISITION INC.
(“BUYERS”)
Entered into as of
October 31, 2003

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-ii-

-iii-

-iv-

Exhibit Reference	Page No(s)
Exhibit 1.1	2
Exhibit 2.10	7
Exhibit 2.4	6, 7, 55
Exhibit 2.4(a)	11
Exhibit 2.4(b)	11
Exhibit 2.5(a)	5, 6, 7, 4, 13
Exhibit 2.7(b)	8
Exhibit 2.7(d)	8
Exhibit 2.7(f)	8
Exhibit 2.9	9
Exhibit 5.8	11
Exhibit 6.10	53

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DISCLOSURE SCHEDULE
SECTION REFERENCE

Disclosure Schedule Section Reference	Page No(s)
Section 2.1	2, 18
Section 2.2(c)	4
Section 4.1(a)	13, 58
Section 4.1(b)	13
Section 4.1(c)	13
Section 4.1(d)	13
Section 4.10(a)	26, 27
Section 4.10(c)	27
Section 4.10(f)	27
Section 4.10(h)	28
Section 4.11	28, 35
Section 4.12(a)	28
Section 4.12(b)	28
Section 4.12(c)	29
Section 4.12(d)	29
Section 4.12(e)	30
Section 4.12(f)	30
Section 4.12(g)	30
Section 4.12(i)	31
Section 4.12(k)	31
Section 4.12(l)	31
Section 4.13(a)	31, 32
Section 4.13(b)	32
Section 4.13(c)	32
Section 4.13(e)	33, 34
Section 4.13(h)	33
Section 4.13(n)	34
Section 4.13(p)	34, 35
Section 4.14	35
Section 4.15	36
Section 4.18	36
Section 4.20	37, 38
Section 4.22	38
Section 4.3(a)	14, 15
Section 4.3(b)	15
Section 4.4(a)(i)	15
Section 4.4(a)(ii) Part 1	3, 24, 47
Section 4.4(a)(ii) Part 2	3, 26
Section 4.4(a)(iii)	16
Section 4.4(a)(iv)	16, 26
Section 4.4(a)(v)	16
Section 4.4(c)	17
Section 4.4(d)(i)	17
Section 4.4(d)(ii)	17
Section 4.4(d)(iii)	17, 18

-vi-

DISCLOSURE SCHEDULE
SECTION REFERENCE

Disclosure Schedule Section Reference	Page No(s)
Section 4.4(e)(i)	18
Section 4.4(e)(ii)	18
Section 4.6(a)	19, 21, 22
Section 4.6(a)(i), 4.6(a)(ix) and 4.11	41
Section 4.6(b)	22
Section 4.7	22, 24
Section 4.7(c)	25
Section 4.8	25
Section 4.9	25
Section 5.1(a)	41
Section 5.1(b)	41
Section 5.1(c)	41
Section 5.1(d)	41
Section 5.10	44
Section 5.3	42
Section 5.8	5, 43
Section 6.14	54
Section 6.16	55, 56

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PURCHASE AGREEMENT
     This Purchase Agreement (this “Agreement”) is made and entered into as of the 31st day of October, 2003 among:
     Norama Ltd., an Alberta corporation (“Norama”), and North American Equipment Ltd., an Alberta corporation (“NAEL”), and
     Martin Gouin and Roger Gouin, individuals residing in Edmonton, Alberta (collectively, the “Principals”), and
     NACG Preferred Corp., a Canadian federal corporation (“Newco”), and
     NACG Acquisition Inc., a Canadian federal corporation (“Acquisition Sub”).
     WHEREAS Norama desires to sell, transfer and assign to Newco the NACGI Exchange Shares and to sell, transfer and assign to Acquisition Sub the NACGI Cash Shares, together being all of the Shares in the share capital of NACGI and Newco and Acquisition Sub desire to acquire the Shares, all upon the terms and subject to the conditions set forth herein;
     AND WHEREAS NAEL desires to sell to Acquisition Sub the NAEL Business and substantially all of NAEL’s assets and Acquisition Sub desires to acquire the NAEL Business and such assets, all upon the terms and subject to the conditions set forth herein;
     AND WHEREAS it is the intention of the Buyers to amalgamate NACGI and Acquisition Sub on or after the Closing Date, the amalgamated corporation to be called North American Construction Group Inc. (“Acquisition Sub Amalgamated Corporation”), Acquisition Sub Amalgamated Corporation to have the rights and obligations of Acquisition Sub hereunder;
     AND WHEREAS the Principals have agreed, subject to the limitations and conditions set forth herein, to indemnify the Buyers in the circumstances set out herein;
     AND WHEREAS the Parties desire to set forth certain representations, warranties and agreements, all as more fully set forth below;
     NOW THEREFORE in consideration of the representations, warranties, covenants and agreements set forth in this Agreement and other good and valuable consideration, the receipt and sufficiency of which are acknowledged by the Parties, the Parties covenant and agree as follows:

ARTICLE 1
DEFINITIONS AND INTERPRETATION
1.1 Definitions of Certain Terms
     In addition to terms defined elsewhere in this Agreement, the terms listed in Exhibit 1.1 shall have the meanings assigned to them therein, unless the context otherwise indicates, both for purposes of this Agreement and all Exhibits and the Disclosure Schedules.
1.2 Interpretation
     The interpretative principles applicable to this Agreement, the Exhibits and the Disclosure Schedules are set out in Article 12.
1.3 Acquisition Corp.
     For the purposes of this Agreement, the representations, warranties, covenants, agreements, liabilities, obligations, benefits and entitlements of Acquisition Sub as at the time immediately preceding the completion of the Acquisition Sub Amalgamation (including without limitation, liabilities for breach of any representation or warranty or failure to perform any agreement or covenant by Acquisition Sub on or prior to such time) shall become the representations, warranties, covenants, agreements, liabilities, obligations, benefits and entitlements of Acquisition Sub Amalgamated Corporation from and after the time of completion of the Acquisition Sub Amalgamation.
ARTICLE 2
PURCHASE AND SALE
2.1 Sale of Shares
     On the Closing Date, upon the terms and subject to the conditions contained herein:
(a)	Norama shall sell, assign, transfer and convey to Newco, and Newco shall purchase from Norama, the NACGI Exchange Shares;

(b)	if applicable pursuant to Section 3.2(c)(ii), Norama shall sell, assign, transfer and convey to Newco, and Newco shall purchase from Norama, the Additional NACGI Exchange Shares; and

(c)	Norama shall sell, assign, transfer and convey to Acquisition Sub, and Acquisition Sub shall purchase from Norama, the NACGI Cash Shares, all as set forth in Section 2.1 of the Sellers’ Disclosure Schedule, and in each case free and clear of all Liens (other than those Liens created by the Buyers and other than restrictions on sales or transfers of securities under applicable securities laws).

2.2 Sale of Transferred Assets
(a)	On the Closing Date, upon the terms and subject to the conditions contained herein, NAEL shall sell, assign, transfer and convey to Acquisition Sub, free and clear of all Liens (other than Permitted Liens), the entire right, title and interest of NAEL in, to and under the NAEL Business, as a going concern, and all assets (other than the Excluded Assets) owned by NAEL in connection with, relating to, held for use in or necessary for use in the NAEL Business of every type and description, tangible and intangible, wherever located and whether or not reflected on the books and records of NAEL including, but not limited to:
(i)	the Accounts Receivable that are so owned by NAEL;

(ii)	the Inventory that is so owned by NAEL;

(iii)	the Prepaid Expenses that are so owned by NAEL;

(iv)	the Equipment that is so owned by NAEL, including, without limitation, the leased or rented Equipment listed in Part 1 of Section 4.4(a)(ii) of the Sellers’ Disclosure Schedule, all of which shall be bought out by the Sellers and transferred to the Buyers in connection with the Closing;

(v)	the Real Property that is so owned by NAEL;

(vi)	the Intangibles that are so owned by NAEL, including, without limitation, all Entitlements so owned by NAEL with respect to Equipment or otherwise, and in particular, the Entitlements relating to the leased or rented Equipment listed in Part 2 of Section 4.4(a)(ii) of the Sellers’ Disclosure Schedule, all of the lease and rental agreements in respect of which, to the extent such leased or rented Equipment has not been bought out or returned in compliance with this Agreement, shall be assumed by the Buyers as part of the Buyer Assumed NAEL Liabilities;

(vii)	the Parts Inventory that is so owned by NAEL;

(viii)	the Supplies that are so owned by NAEL;

(ix)	the Documents and Other Papers that are so owned by or NAEL, and

(x)	the Other Assets that are so owned by NAEL,
 (the NAEL Business together with all of the assets described in this Section 2.2(a) are collectively referred to as the “Transferred Assets”).

(b)	The Sellers shall use their reasonable commercial efforts to obtain such consents of third parties as are necessary for the transfer and assignment of the Transferred Assets. To the extent that any of the Transferred Assets are not transferable or assignable by the terms thereof or consents to the transfer and assignment thereof cannot be obtained as provided herein, such Transferred Assets shall be held by NAEL in trust for Acquisition Corp. and shall be performed by Acquisition Corp. in the name of NAEL and all benefits and obligations derived thereunder shall be for the account of Acquisition Corp.; provided, however, that where entitlement of Acquisition Corp. to such Transferred Assets hereunder is not recognized by any third party, NAEL shall, at the request of Acquisition Corp., enforce in a reasonable manner, at the cost of and for the account of Acquisition Corp., any and all rights of NAEL against such third party. This Section 2.2(b) shall not limit, otherwise affect or constitute a waiver of the covenants of the Sellers appearing elsewhere in this Agreement or any of the conditions to the Buyers’ obligations in Section 7.1.
(c)	Notwithstanding anything in Section 2.2(a) to the contrary, there shall be excluded from the assets to be transferred to Acquisition Sub hereunder those assets of NAEL listed or described in Section 2.2(c) of the Sellers’ Disclosure Schedule (collectively, the “Excluded Assets”).
2.3 Closing
     Subject to the conditions set forth in this Agreement, the Closing shall take place at the offices of Fraser Milner Casgrain LLP, located at 2900, 10180 — 101 Street, Edmonton, Alberta, Canada at 11:00 a.m. (Edmonton time) on November 25, 2003, or at such other time, date and place as the Parties shall mutually agree upon in writing (the “Closing Date”), it being acknowledged by the Parties that in all cases the Closing Date shall be immediately preceded by a Business Day. Failure to consummate the Transactions on such date shall not result in a termination of this Agreement or relieve any Party of any obligation hereunder. Title to, ownership of, control over and risk of loss of the Shares and the Transferred Assets shall pass to the Buyers at the Closing.
2.4 Purchase Price
     In consideration of the transfer of the Shares and the Transferred Assets to the Buyers, the Buyers shall, subject to any adjustments required pursuant to Section 2.5 and Section 3.2(c), pay and issue to the Sellers total consideration as set forth below, and shall assume the Buyer Assumed NAEL Liabilities:
(a)	in consideration of the transfer of the NACGI Exchange Shares to Newco, Newco shall issue to Norama the Newco Series A Share Consideration;
(b)	if applicable pursuant to Section 3.2(c), in consideration of the transfer of the Additional NACGI Exchange Shares to Newco, Newco shall issue to Norama the Newco Series B Share Consideration;

(c)	in consideration of the transfer of the NACGI Cash Shares to Acquisition Sub, Acquisition Sub shall pay to Norama an amount equal to the NACGI Cash Consideration, subject to any adjustments required pursuant to Section 2.5 or Section 3.2(c); and

(d)	in consideration of the transfer of the Transferred Assets to Acquisition Sub, Acquisition Sub shall pay to NAEL an amount equal to the NAEL Cash Consideration and shall assume the obligations of NAEL under the Buyer Assumed NAEL Liabilities;
(the NACGI Cash Consideration and the NAEL Cash Consideration (collectively, the “Cash Consideration”), the Newco Series A Share Consideration and the Newco Series B Share Consideration (if any, issued pursuant to Section 3.2(c)(ii)) (collectively, the “Share Consideration”) and the Buyer Assumed NAEL Liabilities are collectively referred to as the “Purchase Price”).
The Purchase Price (as adjusted pursuant to Section 2.5) shall be allocated among the Shares and the Transferred Assets in the manner described in Exhibit 2.4. No later than five Business Days prior to the scheduled Closing Date, the Sellers shall deliver to the Buyers and the Escrow Agent a reasonable good faith estimate of (i) the Final Cash Consideration, which estimate shall include the Sellers’ reasonable good faith estimate of the Closing Working Capital Value, the Closing Working Capital Surplus or the Closing Working Capital Deficiency, (ii) the Closing Date Obligations, (iii) the Escrow Deposit Amount, and (iv) a draft of the closing date instructions proposed to be delivered pursuant to the Escrow Agreement. On the Closing Date: (i) Acquisition Sub shall pay to the Sellers the Closing Cash Consideration minus the estimated Closing Date Obligations by wire transfer or bank draft or solicitors’ trust cheque, (ii) Newco shall issue to Norama the Share Consideration as fully paid up and non-assessable shares, free and clear of all Liens (other than those Liens created by the Sellers and other than restrictions (x) on sales or transfers of securities under applicable securities laws (y) in the Newco Preferred Shareholders Agreement and (z) described in Section 5.8 of the Buyers’ Disclosure Schedule), and (iii) Acquisition Sub shall deliver by wire transfer, bank draft or solicitors’ trust cheque the Escrow Deposit Amount to the Escrow Agent.
2.5 Purchase Price Adjustment
(a)	Not later than 90 days after the Closing Date, Acquisition Corp. shall prepare and deliver to the Sellers a combined balance sheet of NAEL and the NACGI Companies, prepared in accordance with Exhibit 2.5(a) as at the close of business on the Business Day immediately preceding the Closing Date, pro-forma to exclude the Excluded Assets, the Seller Retained NAEL Liabilities and the Seller Assumed NACGI Liabilities (the “Closing Balance Sheet”), together with a detailed statement setting forth the Final Cash Consideration, and the calculation and allocation for purposes of Exhibit 2.4 of the Cash Consideration Surplus, if any, or Cash Consideration Deficiency, if any, and the Payment Amount determined in accordance with the Closing Balance Sheet, this Agreement and Exhibit 2.5(a) (the “Final Statement”).

Acquisition Corp. shall provide the Sellers with access to copies of all working papers and other relevant documents to prepare and verify the entries contained in the Final Statement.
(b)	Unless the Sellers, within 30 calendar days following receipt of the Final Statement, delivers to Acquisition Corp. a written notice (the “Notice of Objection”) objecting to the Final Statement, the Final Statement shall be final and binding on the Parties.

(c)	If, within 30 calendar days following receipt of the Final Statement, the Sellers deliver the Notice of Objection to Acquisition Corp., then the Sellers and Acquisition Corp. shall negotiate in good faith and attempt to resolve the matters in dispute (the “Disputed Matters”). If such negotiations resolve all of the Disputed Matters within 15 calendar days following delivery of the Notice of Objection to Acquisition Corp., then the Final Statement (after giving effect to any adjustments to be made in accordance with such resolution) shall be final and binding on the Parties.

(d)	If the negotiations described in Section 2.5(c) fail to resolve all of the Disputed Matters within 15 calendar days following delivery of the Notice of Objection to Acquisition Corp., then the Sellers and Acquisition Corp. shall submit the unresolved portion of the Disputed Matters (the “Unresolved Matters”) to Ernst & Young LLP or such other nationally recognized accounting firm in Canada as may be approved by the Sellers and Acquisition Corp. (the “Independent Accounting Firm”) and the Independent Accounting Firm shall render its option as to Unresolved Matters. Based on such opinion, the Independent Accounting Firm will then send to the Sellers and Acquisition Corp., within 30 calendar days of submission of all facts applicable to the Unresolved Matters, the determination of the Independent Accounting Firm on the Unresolved Matters and any adjustments to be made to the Final Statement. Upon receipt of such determination by the Sellers and Acquisition Corp., the Final Statement (after giving effect to any adjustments to be made in accordance with such determination and, if applicable, any adjustments to be made in accordance with the negotiations described in Section 2.5(c)) shall be final and binding on the Parties.

(e)	(i) If there is a Cash Consideration Surplus, the Sellers shall pay to Acquisition Corp., or one or more of its Affiliates as directed in writing by Acquisition Corp., the amount of the Cash Consideration Surplus and upon and subject to such payment, the Sellers and Acquisition Corp. shall join in written instructions to the Escrow Agent to disburse the Purchase Price Adjustment Fund and earnings thereon to Acquisition Corp., (ii) if there is a Cash Consideration Deficiency that equals or exceeds the Purchase Price Adjustment Fund, Acquisition Corp. shall pay or cause to be paid the amount of the Cash Consideration Deficiency that exceeds the Purchase Price Adjustment Fund, if any, to the Sellers jointly and the Sellers and Acquisition Corp. shall join in written instructions to the Escrow Agent to disburse the Purchase Price Adjustment Fund and earnings thereon to the Sellers, or (iii) if there is a Cash Consideration Deficiency that is less than the Purchase Price Adjustment Fund, the Sellers and Acquisition Corp. shall join in written instructions to the Escrow Agent to disburse from the Purchase Price Adjustment Fund an amount equal to the Cash Consideration Deficiency to the Sellers jointly, to disburse the remainder of the Purchase Price Adjustment Fund to Acquisition Corp. and to disburse the earnings through such date on the Purchase Price Adjustment Fund to the Sellers jointly and Acquisition Corp. pro rata based on the amounts of the Purchase Price Adjustment Fund paid to Acquisition Corp. and the Sellers’ jointly. The amount payable by the Sellers or Acquisition Corp. pursuant to this Section 2.5(e) (the “Payment Amount”) shall be paid within 10 calendar days after the Final Statement becomes final and binding on the Parties pursuant to Sections 2.5(a), (c) or (d), as the case may be, and the disbursement from the Purchase Price Adjustment Fund shall be made on the date of payment of the Payment Amount or the next succeeding Business Day. Any amounts not paid by Acquisition Corp. or the Sellers when required pursuant to this Section 2.5(e) shall bear interest from the required date of payment to the date of actual payment at the publicly announced prime rate of Royal Bank of Canada in effect from time to time, plus 4%.
(f)	Any adjustments to the Purchase Price made pursuant to this Section 2.5 shall be considered to be an adjustment to the NACGI Cash Consideration and shall be taken into account in the allocation of the Purchase Price pursuant to Exhibit 2.4 as set forth in the final and binding Final Statement.

(g)	The fees, costs and expenses of the Independent Accounting Firm in connection with Section 2.5(d) shall be apportioned between the Sellers jointly on the one hand, and Acquisition Corp. on the other, in the manner determined by the Independent Accounting Firm based upon the inverse proportion of the Unresolved Matters resolved in favour of the Sellers and Acquisition Corp. (i.e. so that the prevailing party or parties bears a lesser amount of such fees, costs and expenses). Otherwise, the Sellers and Acquisition Corp. shall each pay their own costs in connection with this Section 2.5 including, without limitation, the fees and expenses of their respective legal counsel and accountants, if any.

(h)	Except as otherwise set forth in Exhibit 2.5(a), the Closing Balance Sheet shall be prepared in a manner consistent with GAAP.
2.6 Seller Retained NAEL Liabilities
The Buyers shall not assume or incur any liability (known or unknown, direct or contingent) of NAEL or Norama as at the Closing Date or arising thereafter (whether asserted prior to, on or after the Closing Date) other than the Buyer Assumed NAEL Liabilities. Without limitation of the foregoing, the Buyers shall not assume any Closing Date Obligations of NAEL or Norama. The liabilities not to be assumed by the Buyers as described in this Section 2.6 shall be retained by the Sellers and are collectively referred to as the “Seller Retained NAEL Liabilities”.
2.7 Buyer Assumed NAEL Liabilities
     Acquisition Corp. shall assume, as at the Closing Date:
(a)	all outstanding cheques, accounts payable and accrued liabilities of NAEL to the extent deducted in determining the Closing Working Capital Value;

(b)	all obligations or liabilities arising after the Closing Date (but not arising from any breach thereof or default thereunder on or prior to the Closing Date) of NAEL relating to the bonding arrangements of the Companies as described in Exhibit 2.7(b) to the extent NAEL is not released therefrom pursuant to Section 8.8;

(c)	the obligations of NAEL arising after the Closing Date under the express written terms of the Entitlements accepted by Acquisition Corp. in writing (but not arising from any act, omission, condition, event, or circumstance occurring or in existence on or prior to the Closing Date or any breach thereof or default thereunder on or prior to the Closing Date except to the extent the liability for any such act, omission, condition, event, circumstance, breach or default is deducted in determining the Closing Working Capital Value);

(d)	the lease and rental obligations arising after the Closing Date (but not arising from any act, omission, condition, event or circumstance occurring or in existence on or prior to the Closing Date or any breach thereof or default thereunder on or prior to the Closing Date except to the extent the liability for any such act, omission, condition, event, circumstance, breach or default is deducted in determining the Closing Working Capital Value) under the capital leases, vendor take-back agreements, financed purchase agreements, operating leases and rental agreements listed in Exhibit 2.7(d) and those leases and rental agreements entered into in compliance with Sections 6.2 and 6.11(b) or with respect to which payment obligations are included in subclause (b) of the definition of Closing Lease Obligations;

(e)	the other liabilities of NAEL taken into account in the final and binding Final Statement to the extent deducted in determining the Closing Working Capital Value; and

(f)	the other liabilities of NAEL, if any, described on Exhibit 2.7(f).
(The liabilities to be assumed by Acquisition Corp. as described in this Section 2.7 are collectively referred to as the “Buyer Assumed NAEL Liabilities”.)

2.8 Buyer Retained NACGI Liabilities
The Sellers shall not assume or incur any liability (known or unknown, direct or contingent) of the NACGI Companies as of the Closing Date or arising thereafter (whether asserted prior to, on or after the Closing Date) other than the Seller Assumed NACGI Liabilities. The liabilities not to be assumed by the Sellers as described in this Section 2.8 shall be retained by the NACGI Companies and are collectively referred to as the “Buyer Retained NACGI Liabilities”.
2.9 Seller Assumed NACGI Liabilities
     The Sellers shall assume at the Closing Date:
(a)	all Closing Date Obligations;

(b)	all liabilities (known or unknown, direct or contingent) of any NACGI Company arising from any act, omission, event, condition or circumstance occurring or existing on or prior to the Closing Date (whether asserted prior to, on or after the Closing Date) except to the extent any such liability is deducted in determining the Closing Working Capital Value;

(c)	liabilities for any breach of or default under the contracts, leases, licenses and permits of the NACGI Companies occurring on or prior to the Closing Date except to the extent the liability for any such breach or default is deducted in determining the Closing Working Capital Value;

(d)	any Post-Closing Contract Payment Liability, except to the extent any such liability is deducted in determining the Closing Working Capital Value;

(e)	the obligations and liabilities of any of the NACGI Companies arising at any time with respect to the Excluded Assets, except to the extent any such liability is deducted in determining the Closing Working Capital Value;

(f)	the liabilities, if any, described in Exhibit 2.9, except to the extent any such liability is deducted in determining the Closing Working Capital Value; and

(g)	all liabilities under all Completed Contracts, except to the extent any such liability is deducted in determining the Closing Working Capital Value.
(The liabilities to be assumed by the Sellers as described in this Section 2.9 are collectively referred to as the “Seller Assumed NACGI Liabilities”).
2.10 Escrow Agreement and Escrow Fund
(a)	The Escrow Agreement shall be executed and delivered by Acquisition Corp., the Sellers, the Principals and the Escrow Agent on or prior to the Closing Date. The fees and expenses of the Escrow Agent shall be shared equally by the Sellers jointly and Acquisition Corp.

(b)	That portion of the Escrow Deposit Amount equal to the Closing Date Obligations (as estimated pursuant to Section 2.4), together with the earnings thereon (the “Closing Date Obligations Fund”) shall be available to fund any Closing Date Obligations, in accordance with the terms and conditions of the Escrow Agreement. The portion of the Escrow Deposit Amount equal to five percent (5%) of the Closing Working Capital Value as estimated pursuant to Section 2.4, together with earnings thereon (the “Purchase Price Adjustment Fund”) shall be available to fund Purchase Price adjustments pursuant to Section 2.5, in accordance with the terms and conditions of the Escrow Agreement. The Closing Date Obligations Fund and the Purchase Price Adjustment Fund shall be invested, maintained and disbursed in accordance with the terms and conditions of the Escrow Agreement.
2.11 Income Tax Elections (85(1)).
     It is the intention of the Parties that the transactions whereby the NACGI Exchange Shares and, if applicable, the Additional NACGI Exchange Shares are to be exchanged for the Share Consideration take place on a tax deferred (or rollover) basis pursuant to subsection 85(1) of the ITA. The Parties agree that, pursuant to subsection 85(1) of the ITA and in prescribed form and in accordance with subsection 85(6) of the ITA, Norama and Newco will jointly elect with respect to this aspect of the Transactions that the amount agreed upon for purposes of paragraph 85(l)(a) of the ITA shall be the amount equal to the adjusted cost base of the NACGI Exchange Shares and, if applicable, the amount equal to the adjusted cost base of the Additional NACGI Exchange Shares.
2.12 GST; PST; Transfer Taxes; Recording Fees
     The Buyers and the Sellers acknowledge and agree that the Purchase Price does not include any GST, PST, transfer Taxes or other similar Taxes imposed as a result of the sale and purchase of the Transferred Assets.
     The Buyers and the Sellers shall jointly execute an election form under Section 167(1) of the ETA so that no GST will be payable by the Buyers in respect of the sale and purchase of the Transferred Assets. However, in the event that any GST is payable in respect of the sale and purchase of the Transferred Assets, the Buyers agree to pay to the Sellers, immediately upon demand, such GST and the Sellers agree to remit such payment to the CCRA on a timely basis and to deliver to the Buyers written evidence of such remittance. The Sellers and Acquisition Corp. agree to share equally the liability for the payment of any PST and other transfer Taxes imposed as a result of the sale and purchase of the Transferred Assets and any and all recording and filing fees relating to the conveyance or transfer of the Transferred Assets from NAEL to Acquisition Corp. Upon receiving from Acquisition Corp. an amount equal to one-half of such PST and other transfer Taxes, the Sellers agree to remit their one-half and Acquisition Corp.’s one-half of such PST and other transfer Taxes to the applicable Governmental Entity on a timely basis and to deliver to Acquisition Corp. written evidence of such remittance. The Party that is responsible for the payment of all or any portion of such PST and other transfer Taxes shall be responsible and pay for any applicable interest or penalties payable as a result of any such late payment thereof.
ARTICLE 3
TRANSACTION FINANCING
3.1 Intended Financing Structure
     The Parties acknowledge that the Buyers intend to finance the Transactions in part through an offering of senior unsecured notes (high yield securities) (the “High-Yield Financing”) and borrowings under senior secured credit facilities (“Senior Secured Financing”) pursuant to a letter (the “Financing Letter”) received from BNP Paribas and BNP Paribas Securities Corp. (BNP Paribas and BNP Paribas Securities Corp. being sometimes referred to herein individually or collectively as “Paribas”). The Financing Letter contains a financial commitment by BNP Paribas to provide the Senior Secured Financing and an engagement of BNP Paribas Securities Corp. to act as lead arranger for the High-Yield Financing. The Financing Letter also requires an initial equity investment in Holdco of C$92.5 million (the “Initial Equity Requirement”). BNP Paribas has also provided to the Buyers an alternative financing commitment (the “Alternative Financing Commitment”) providing for a bridge financing facility to Holdco (the “Bridge Facility”) to permit the Transactions to be completed by the Buyers.
3.2 Alternative Financing Commitment
     If, at any time prior to the Termination Date, on the basis of advice received from Paribas, which advice shall be solicited by the Buyers from Paribas sufficiently in advance of the Termination Date to ensure that the steps set out in this Section 3.2 and the Closing of the Transactions in reliance on the Alternative Financing Commitment can be completed prior to the Termination Date, if necessary, the Buyers are of the reasonable opinion that the High-Yield Financing cannot be completed, then:
(a)	not later than the first to occur of (i) two Business Days after receipt of such advice, or (ii) the Business Day immediately preceding the then scheduled Closing Date, the Buyers shall provide written notice of such opinion to the Sellers;

(b)	within five Business Days after receipt of the notice referred to in clause (a), the Sellers may, in their sole discretion, provide written notice to the Buyers stating that the Sellers do not wish the Buyers to close under the Alternative Financing Commitment and that the Sellers are terminating the Transactions pursuant to Section 11.1(b);

(c)	if the written notice to the Buyers under Section 3.2(b) is not given, the then scheduled Closing Date shall be rescheduled, if necessary, to the time and date at which such closing under the Alternative Financing Commitment is scheduled to occur (which shall be a date prior to the Termination Date), and the Parties shall complete the Transactions upon the terms and subject to the conditions set forth herein except that:

(i)	the number of NACGI Cash Shares shall be the adjusted number specified in the definition of such term and the NACGI Cash Consideration shall be reduced by C$40 million; and

(ii)	Norama shall sell, assign, transfer and convey to Newco, and Newco shall purchase from Norama, the Additional NACGI Exchange Shares and in consideration for the Additional NACGI Exchange Shares Newco shall issue to Norama the Newco Series B Share Consideration (and such shares shall form part of the Share Consideration for purposes of the definition contained in Section 2.4).
3.3 Refinancing
(a)	If the Transactions are completed in reliance on the Alternative Financing Commitment, then Newco shall cause Holdco to use its reasonable commercial efforts to (i) refinance the Bridge Facility (the “Bridge Refinancing”) as quickly as possible after the Closing Date, and (ii) complete the Bridge Refinancing in an amount sufficient to fully repay the Bridge Facility and to enable Holdco to provide funds to Newco or Parent to fully redeem or purchase the Newco Series B Share Consideration. If the aggregate amount of the Bridge Refinancing, net of costs and expenses, exceeds the amount required to pay in full the Bridge Facility then outstanding (including principal, accrued interest, and any premiums or prepayment fees), then any excess amount shall be provided by Holdco to Newco or Parent and used by Newco or Parent first to pay accrued but unpaid dividends on the Newco Series B Share Consideration, and then to redeem or purchase the Newco Series B Share Consideration in an aggregate amount not to exceed the lesser of (A) C$40 million plus such accrued but unpaid dividends or (B) such excess amount.

(b)	If any part of the Newco Series B Share Consideration is not to be redeemed or purchased pursuant to the Bridge Refinancing, then Newco shall use its reasonable commercial efforts to negotiate into the documents governing the Bridge Refinancing the ability to make cash dividend payments on the Newco Series B Share Consideration and, assuming the success of such negotiations, shall make cash dividend payments on the Newco Series B Share Consideration, as follows:
(i)	for any fiscal year of Newco in which EBITDA is equal to or greater than C$75 million, Newco shall pay cash dividends equal to a minimum of 50% of the required dividends on the Newco Series B Share Consideration for such fiscal year; and

(ii)	for any fiscal year of Newco in which EBITDA is equal to or greater than C$85 million, Newco shall pay cash dividends equal to 100% of the required dividends on the Newco Series B Share Consideration for such fiscal year.
ARTICLE 4
REPRESENTATIONS AND WARRANTIES OF THE SELLERS
     The Sellers hereby represent and warrant to the Buyers as follows:
4.1 Corporate Matters
(a)	Norama and each of the Companies is a corporation duly organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation as specified in Section 4.1(a) of the Sellers’ Disclosure Schedule. Norama and each of the Companies is duly authorized, qualified and licensed and has and will have all requisite power and authority to own, operate and lease its real and personal property and to carry on its business in the places and in the manner currently conducted. Norama and each of the Companies is in good standing and licensed or qualified to transact the Business in the jurisdictions specified in Section 4.1(a) of the Sellers’ Disclosure Schedule and there is no other jurisdiction in which the nature and extent of its business or the ownership or use of its properties makes such licenses or qualifications necessary except those jurisdictions, if any, in which the failure to have such licenses or qualifications is not, singly or in the aggregate, Material.

(b)	Set forth in Section 4.1(b) of the Sellers’ Disclosure Schedule is a true, correct and complete list of the Subsidiaries of the Companies.

(c)	Set forth in Section 4.1(c) of the Sellers’ Disclosure Schedule are true, correct and complete copies of the articles and bylaws of each of the Companies, as amended and in full force and effect.

(d)	Set forth in Section 4.1(d) of the Sellers’ Disclosure Schedule is a true, correct and complete description of the authorized and issued share capital of each of the Companies and the ownership of such issued share capital as of the date hereof.
4.2 Validity of Agreement and Conflict with Other Instruments
(a)	Each of the Sellers has the requisite legal capacity, power and authority to enter into this Agreement, and each of the Sellers has the requisite legal capacity, power and authority to consummate the Transactions and to perform its obligations under this Agreement. This Agreement has been duly authorized, executed and delivered by each of the Sellers and is a legal, valid and binding obligation of each of the Sellers, enforceable against each of the Sellers in accordance with its terms, except as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar laws from time to time in effect that affect creditors’ rights generally and by legal and equitable limitations on the availability of specific remedies.
(b)	Except for violations, breaches, defaults, terminations or losses which are not and could not reasonably be expected to be, singly or in the aggregate, Material, the execution, delivery and performance of this Agreement by the Sellers and the consummation of the Transactions by the Sellers (i) do not, and will not on the Closing Date, violate any provision of the articles or bylaws of the Sellers, or any of the Companies, or any law, statute, ordinance, regulation, judgment, writ, injunction, rule, decree, order or any other restriction of any kind or character applicable to any of the Sellers or the Companies or any of their respective real or personal property, (ii) do not, and will not on the Closing Date, conflict with, or result in any breach of, or default or loss of any right under (or an event or circumstance that, with notice or the lapse of time, or both, may result in a default), or the creation of a Lien pursuant to, or cause or permit the acceleration prior to maturity of any amounts owing under, any indenture, mortgage, deed of trust, lease or other agreement to which any Seller or any Company is or may become on or prior to the Closing Date a party or to which any of their respective real or personal property is or may become on or prior to the Closing Date, subject, (iii) do not, and will not on the Closing Date, require the consent, approval, clearance, waiver, order or authorization of any Person or Governmental Entity that has not been obtained (except as set forth in Section 4.3(a) of the Sellers’ Disclosure Schedule) and (iv) do not and will not, on the Closing Date, conflict with, constitute a breach, violation or termination of any provision of any agreement or contract, whether written or otherwise, to which any Seller or any Company is or may become on or prior to the Closing Date a party or by which any of them is or may become bound on or prior to the Closing Date or to which any of their assets is or may become subject on or prior to the Closing Date.

(c)	The execution, delivery and performance of this Agreement by the Sellers and the consummation of the Transactions by the Sellers will not result in the loss or modification of any Permit possessed by any of the Companies or give a right of acceleration or termination to any party to any agreement or other instrument to which any Seller, any of the Companies is or may become on or prior to the Closing Date a party or by which any of them is or may become bound on or prior to the Closing Date or to which any of their assets are or may become subject on or prior to the Closing Date, or the loss of any right or benefit under such agreement or instrument except for those Permits, agreements, instruments, rights or benefits, the loss, modification or termination of which are not Material.
4.3 Approvals, Licenses and Authorizations.
(a)	Except as set forth in Section 4.3(a) of the Sellers’ Disclosure Schedule, no order, license, consent, waiver, authorization or approval of, or exemption by, or the giving of notice to, or the registration with, or the taking of any other action in respect of, any Person not a party to this Agreement, including any Governmental Entity, and no filing, recording, publication or registration in any public office or any other place is necessary on behalf of any of the Sellers or any of the Companies to authorize the execution, delivery and performance of this Agreement or any other agreement contemplated hereby to be executed and delivered by any of the Sellers or any of the Companies and the consummation of the Transactions (including, but not limited to, transfer of the Transferred Assets or the Shares), or to effect the legality, validity, binding effect or enforceability thereof.
(b)	All licenses, permits, concessions, warrants, franchises and other governmental authorizations and approvals of all Governmental Entities (“Permits”) required or necessary for the Companies to carry on the Business in the places and in the manner currently conducted, except those Permits, the absence, loss or termination of which is not Material, are set forth in Section 4.3(b) of the Sellers’ Disclosure Schedule. No violations are in existence or have been recorded with respect to the Permits of any of the Companies except for violations that are not, singly or in the aggregate, Material, and no Proceeding is pending or, to the Knowledge of the Sellers, threatened with respect to the revocation, amendment, termination or limitation of any of the Permits of the Companies except for revocations, amendments, terminations or limitations that are not, singly or in the aggregate, Material. Each of the Sellers and each of the Companies has complied with all laws, rules, regulations and orders applicable to it and the business conducted by it, except where instances of non-compliance are not, singly or in the aggregate, Material.
4.4 Title to and Condition of Assets and Properties.
(a)	The following Sections of the Sellers’ Disclosure Schedule contain the information indicated below:
(i)	Section 4.4(a)(i): All Equipment and other tangible personal property (including buildings and fixtures but excluding Parts Inventory, Office Furniture and Supplies) owned by any Company as of the date hereof of a value of C$5,000 or more;

(ii)	Section 4.4(a)(ii): All of the Companies’ leased or rented Equipment as of the date hereof, other than Office Furniture, divided into the following parts:
Part 1: leased or rented Equipment to be bought out by the Sellers and transferred to the Buyers in connection with the Closing;
Part 2: leased or rented Equipment, the lease and rental agreements in respect of which shall be assumed by the Buyers in connection with the Closing to the extent such Equipment is not returned in compliance with this Agreement or purchased by NAEL or any NACGI Company between the date hereof and the Closing, further divided so as to show those lease and rental agreements in effect as of March 31, 2003 and those lease and rental agreements entered into on or after April 1, 2003;
(iii)	Section 4.4(a)(iii): All of the Companies’ leased or rented Equipment as of March 31, 2003, other than Office Furniture;

(iv)	Section 4.4(a)(iv): All of the Companies’ leased or rented Equipment, other than Office Furniture, that has been returned or bought out between March 31, 2003 and the date hereof, divided into the following parts:
Part 1: leased or rented Equipment returned by the Sellers;
Part 2: leased or rented Equipment bought out by the Sellers;
(v)	Section 4.4(a)(v): All Equipment and other tangible personal property (including buildings and fixtures but excluding Parts Inventory, Office Furniture and Supplies) of a value of C$5,000 or more that has been sold by any Company between March 31, 2003 and the date hereof.
(b)	With respect to the assets and properties of the Companies:
(i)	NAEL has good, valid and indefeasible title to the Transferred Assets, free and clear of all Liens other than Permitted Liens;

(ii)	Except for the dispositions, returns and sales reflected in Sections 4.4(a)(iv) and 4.4(a)(v) of the Sellers’ Disclosure Schedule, each of the Companies has legal and beneficial title to, or valid and subsisting leasehold interests or licenses in, all of the Computer Software Assets, Documents and Other Papers, Intangibles, Intellectual Property, Inventory, Accounts Receivable, Real Property, Entitlements, Equipment and Other Assets and other real and personal property reflected on the March 31 Balance Sheets or acquired, leased or licensed after March 31, 2003, free and clear of all Liens, other than Permitted Liens;

(iii)	None of the Companies owns any freehold real property.
(c)	Section 4.4(c) of the Sellers’ Disclosure Schedule sets forth (i) a true, accurate and complete list of each operating lease, capital lease, license agreement or rental agreement with respect to personal property which is leased or licensed to or rented by any of the Companies and which requires payment by any Company of C$50,000 or more on an annual basis, (ii) a true, accurate and complete list of all Real Property Leases, true and correct copies of which have been delivered or made available to the Buyers, (iii) a true, accurate and complete list of all leases, subleases or licenses in respect of any property under which any Company is lessor or landlord, true and correct copies of which have been delivered or made available to the Buyers, and (iv) a true and correct list of those Real Property Leases that require the consent of the lessor on a change of control of any Company or on the assignment thereof. Each such lease, license, and sublease agreement is in full force and effect, and no Company is in default except for defaults which are not, singly or in the aggregate, Material.
(d)	Except as to rights with respect to “off the shelf” software or disclosed in Section 4.4(d)(i) of the Sellers’ Disclosure Schedule, the Companies own and have good title to, or are licensed or otherwise have the right to use, all Proprietary Information, including patents, patent rights, trademarks, trademark rights, trade names, trade name rights, service marks, service mark rights, copyrights, applications for any of the foregoing and other proprietary intellectual property rights and Computer Software Assets that are used in or necessary for the conduct of the Business as presently conducted (the “Intellectual Property”). A true and correct list of the Intellectual Property is set forth in Section 4.4(d)(ii) of the Sellers’ Disclosure Schedule and all license agreements with respect to such Intellectual Property are attached to such Section. The use of the Intellectual Property by the Companies and any of its Subsidiaries does not infringe upon or violate the intellectual property rights of any other Person in a way that is Material. No Proceedings are pending or, to the Knowledge of the Sellers, threatened that any of the Companies is infringing or violating the rights of any Person with regard to any Intellectual Property except as set forth in Section 4.4(d)(iii) of the Sellers’ Disclosure Schedule and except for Proceedings that are not singly or in the aggregate Material. All Intellectual Property described in Section 4.4(d)(ii) of the Sellers’ Disclosure Schedule is in good standing and all applicable taxes and maintenance fees payable by any of the Companies are current except for taxes and maintenance fees that are not, singly or in the aggregate, Material. Except as set forth in Section 4.4(d)(iii) of the Seller’s Disclosure Schedule, (i) to the Knowledge of the Sellers, no other Persons are infringing on, misappropriating, breaching or violating the rights of any of the Companies with respect to any Intellectual Property in a manner that is, singly or in the aggregate, Material and (ii) there are no Proceedings pending or threatened by any Seller or any Company alleging any such infringement, misappropriation, breach or violation. No Company is a party to, subject to or bound by any legal requirement or agreement that would prevent the transfer of any Intellectual Property. Except as set forth in Section 4.4(d)(iii) of the Sellers’ Disclosure Schedule, the licenses under which any Company uses any Intellectual Property are fully paid-up, and there are no capacity, use or production limitations expressly set out in any such license in any geographic area where the Business is currently conducted or, upon the payment of additional license fees, in any other geographic area.
(e)	Section 4.4(e)(i) of the Sellers’ Disclosure Schedule contains a true, correct and complete list of all Computer Software Assets, the loss of which, singly or in the aggregate, would be Material, except for Computer Software Assets readily available from third parties for not more than current cost. The Companies have good title to, or valid and enforceable rights to use the Computer Software Assets and except as disclosed in Section 4.4(e)(ii) of the Sellers’ Disclosure Schedule, such Computer Software Assets may be used by the Buyers (in the case of any Computer Software Assets forming a part of the Transferred Assets) and the NACGI Companies on and after the Closing Date without default or modification or termination of any thereof or any license with respect thereto (subject to compliance by the Buyers and the NACGI Companies with their obligations thereunder after the Closing Date). The computer hardware of the Companies and the Computer Software Assets, on an ongoing stand-alone basis, constitute all computer hardware and computer software necessary for the Business as currently conducted for (i) management information, (ii) accounting, payroll and Taxes, (iii) billings, invoicing, accounts receivable and collections, (iv) contract administration, (v) procurement and vendor/supplier matters, (vi) property and equipment maintenance, (vii) quality control, (viii) capital expenditure administration, (ix) services provided to customers, and (x) compliance with laws and regulations; and, in the Opinion of the Sellers, the NACGI Companies have the qualified personnel required to operate the Computer Software Assets consistent with past practices.

(f)	The Buyers acknowledge and agree that the Transferred Assets are being purchased by the Buyers on an “as is” and “where is” basis and without any representation or warranty as to suitability or condition except as set forth in this Agreement, and without any representation or warranty under the Sales of Goods Act (Alberta) or similar legislation as to fitness for purpose or merchantable quality, except as set forth in this Agreement.
4.5 Shares and NACGI Subsidiary Shares
(a)	The Shares are owned legally and beneficially by Norama in the amounts set forth in Section 2.1 of the Sellers’ Disclosure Schedule, free and clear of all Liens (other than those Liens created by the Buyers and other than restrictions on sales or transfers of securities under applicable securities laws). Except for Normac Ventures, Inc., all of the outstanding shares in the capital of the NACGI Companies other than NACGI are owned legally and beneficially by NACGI in the amounts set forth in Section 4.1(d) of the Sellers’ Disclosure Schedule, free and clear of all Liens (other than restrictions on sale or transfers of securities under applicable securities laws). The Shares and all outstanding shares of such other NACGI Companies have been duly authorized and validly issued and are fully paid and non-assessable and were not issued in violation of any preemptive, preferential purchase or other similar rights of any Person or in violation of applicable law. There are no outstanding options, warrants, convertible securities, calls, rights, rights of first refusal, commitments, preemptive rights, agreements, subscriptions, arrangements or understandings of any character, whether contractual or arising by operation of law) (i) obligating any NACGI Company to issue, deliver or sell, or cause to be issued, delivered or sold, additional shares in the capital of such NACGI Company or any securities or obligations convertible into or exchangeable for such shares or to grant, extend or enter into any such option, warrant, convertible security, call, right, commitment, preemptive right, agreement, arrangement or understanding, or (ii) otherwise relating to the issuance, purchase, other acquisition or voting of any shares in the capital of or other equity ownership in, any NACGI Company.
(b)	At the Closing Norama shall have the right to transfer the Shares to Newco and Acquisition Sub as contemplated herein. Upon the purchase of the Shares as contemplated by this Agreement, Newco and Acquisition Sub, as applicable, will obtain good title to the Shares, free and clear of all Liens (other than those Liens created by the Buyers and other than restrictions on sales or transfers of securities under applicable securities laws).
4.6 Contracts and Commitments
(a)	Except as set forth in Section 4.6(a) of the Sellers’ Disclosure Schedule and excluding the Completed Contracts, none of the Companies is a party to or is bound by:
(i)	any agreement, contract or commitment requiring the expenditure or series of related expenditures of funds in excess of C$500,000 or involving or which may involve the receipt by the Companies or any of them of more than C$500,000 over the term thereof;

(ii)	any agreement, contract or commitment requiring the payment for goods or services whether or not such goods or services are actually provided, the provision of goods or services at a price less than prevailing market prices in effect at the time of execution or that was not entered into on an arm’s-length basis;

(iii)	any agreement, contract or commitment involving any loan or advance to, or investment in, any Person or any agreement, contract, commitment or understanding relating to the making of any such loan, advance or investment;

(iv)	any agreement, contract or commitment with either Seller or any of its Affiliates;

(v)	any agreement, contract or commitment relating to bonding arrangements of any Company;

(vi)	any labor union, management service, employment, deferred compensation, retirement compensation, severance, bonus, consulting or other similar type contract or agreement;

(vii)	any agreement, contract or commitment that would limit the freedom of the NACGI Companies, Newco or Acquisition Corp. following the Closing Date to engage in any line of business, to own, operate, sell, transfer, pledge or otherwise dispose of or encumber any of their real or personal property or to compete with any Person or to engage in any business or activity in any geographic area;

(viii)	any agreement, lease, contract or commitment or series of related agreements, leases, contracts or commitments not entered into in the ordinary course of business or, except for agreements to purchase or sell goods and services entered into in the ordinary course of business, not cancelable by the Companies, without penalty to the Companies, within 60 calendar days;

(ix)	any agreement or contract obligating any of the Companies or that would obligate or require any subsequent owner of any of the Companies to provide for indemnification or contribution with respect to any matter;

(x)	any sales, distributorship, agency or similar agreement relating to the products sold or services provided by any of the Companies;

(xi)	any license, royalty or similar agreement;

(xii)	any joint venture, partnership, shareholder buy sell, stock restriction, voting or similar agreement, contract or commitment;

(xiii)	any agreement, contract or commitment under which any Company is lessor of or permits any third party to hold or operate any owned or leased property of any of the Companies;

(xiv)	any agreement, contract or commitment containing any terms restricting any Company from purchasing, leasing, using or receiving goods, services or products (including Equipment) from any Person or prohibiting or limiting the rights of any Company to make, use, sell, lease or provide goods, services or products (including Equipment) to any Person, except for agreements, contracts or commitments that are not Material;

(xv)	any agreement, contract or commitment for the purchase of materials or supplies or the sale or rental of products, equipment or services which is Material and includes “take or pay”, “meet or release”, “most favored nations” or similar pricing or delivery arrangements, or that contains any provisions requiring any price redetermination, price readjustment or potential refund of amounts paid to any of the Companies;
(xvi)	any agreement, contract or commitment evidencing any warranty obligation of any Company with respect to goods, services, equipment or products manufactured, sold, leased, rented or transported by it other than warranty obligations that are not Material;

(xvii)	any agreement, contract or commitment imposing on any Company secrecy or non-disclosure obligation;

(xviii)	any agreement, contract or commitment providing for a merger, amalgamation, reorganization, share exchange or purchase or sale of any business, or all or substantially all of the assets of any Person or any capital stock;

(xix)	any agreement, contract or commitment with any Governmental Entity which is Material and is subject to price redetermination or renegotiation; or

(xx)	any agreement, contract or commitment to any employee involving an amount that is Material with respect to any increase in compensation, rate of compensation, commission, severance payment, bonus or similar compensating payment, including, without limitation, any compensation, bonus or other payment, the payment or amount of which is contingent upon the occurrence of the Transactions, the change of control of any Company or the transfer of all or a significant part of the assets of any Company.
(b)	None of the Companies is in breach of, or in default (and to the Knowledge of the Sellers there is no event or circumstance that with notice, or lapse of time or both, would constitute an event of default) under, (i) any provision of any of the agreements, contracts or commitments listed in Section 4.6(a) of the Sellers’ Disclosure Schedule, or (ii) any other contract, agreement or commitment to which any of them is a party except for breaches or defaults that are not, singly or in the aggregate, Material. All of the contracts, agreements and commitments listed in Section 4.6(a) of the Sellers’ Disclosure Schedule are in full force and effect. Except as set forth in Section 4.6(b) of the Sellers’ Disclosure Schedule, there are no pending or, to the Knowledge of the Sellers, threatened disputes with respect to any contract, agreement or commitment to which any Company is a party except for disputes that are not, singly or in the aggregate, Material.

(c)	The enforceability and terms and provisions of the contracts, agreements and commitments to which any Company is a party will not be adversely affected by the execution and delivery of this Agreement or the consummation of the Transactions, except for adverse effects that are not, singly or in the aggregate, Material.
4.7 Financial Statements
(a)	Attached as Section 4.7 of the Sellers’ Disclosure Schedule are true, correct and complete copies of the following (collectively, the “Financial Statements”):
(i)	as of and for the fiscal years ended March 31, 1999, March 31, 2000, March 31, 2001, March 31, 2002 and March 31, 2003:
A.	the audited balance sheets and statements of income and retained earnings and cash flows of NAEL, and the audited consolidated balance sheets and consolidated statements of income (loss) and retained earnings and cash flows of NACGI and its consolidated subsidiaries, together with the Auditors’ Report thereon by the Companies’ independent accountants;

B.	the audited consolidated balance sheets and statements of income and retained earnings and cash flows of Norama and its consolidated subsidiaries, together with the Auditors’ Report thereon by Norama’s independent accountants;

C.	the unaudited pro-forma consolidated balance sheets and statements of income and retained earnings and cash flows of Norama and its consolidated subsidiaries, together with the Agreed-Upon Procedures Report thereon by Norama’s independent accountants;

D.	the unaudited adjusted pro-forma consolidated balance sheets and statements of income and cash flows of Norama and its consolidated subsidiaries, together with the Agreed-Upon Procedures Report thereon by Norama’s independent accountants; and
(ii)	for the three years ended March 31, 2003:
A.	the audited consolidated balance sheets and statements of income and retained earnings and cash flows of Norama and its consolidated subsidiaries, including the reconciliation thereof to US GAAP, together with the Auditors’ Report thereon by Norama’s independent accountants; and

(iii)	for the three months ended June 30, 2002 and June 30, 2003 and the twelve months ended June 30, 2003:
A.	the unaudited consolidated balance sheets and statements of income and retained earnings and cash flows of Norama and its consolidated subsidiaries as included in the consolidated financial statements referred to in Section 4.7(a)(ii)(A);

B.	the unaudited pro-forma consolidated balance sheets and statements of income and retained earnings and cash flows of Norama and its consolidated subsidiaries, together with the Agreed-Upon Procedures Report thereon by Norama’s independent accountants;

C.	the unaudited adjusted pro-forma consolidated balance sheets and statements of income and cash flows of Norama and its consolidated subsidiaries together with the Agreed-Upon Procedures Report thereon by Norama’s independent accountants.
(iv)	for the six months ended September 30, 2002 and September 30, 2003 and the twelve months ended September 30, 2003:
A.	the unaudited consolidated balance sheets and statements of income and retained earnings and cash flows of Norama and its consolidated subsidiaries included in the consolidated financial statements referred to in Section 4.7(a)(ii)(A);

B.	the unaudited pro-forma consolidated balance sheets and statements of income and retained earnings and cash flows of Norama and its consolidated subsidiaries, together with the Agreed-Upon Procedures Report thereon by Norama’s independent accountants; and

C.	the unaudited adjusted pro-forma consolidated balance sheets and statements of income and cash flows of Norama and its consolidated subsidiaries together with the Agreed-Upon Procedures Report thereon by Norama’s independent accountants.
(v)	The other financial statements relating to the Companies, the Business or the Transferred Assets that have been requested by the Buyers (A) for filing with the United States Securities and Exchange Commission in connection with any filings that may be made by the Buyers or their Affiliates under the Securities Act or the Exchange Act and (B) for purposes of the financing of the Transactions (the “Additional Financial Statements”), together with the opinions, certificates, reports and schedules relating to any of the Additional

Financial Statements and with such reconciliations to US GAAP as the Buyers have reasonably requested.
Except as set out in Section 4.7 of the Sellers’ Disclosure Schedule, (A) the Financial Statements fairly present the financial position of the Companies as of their respective dates and the results of operations, retained earnings and cash flows of the Companies for the periods indicated therein, (B) the Financial Statements described in subclauses A and B of Section 4.7(a)(i), subclause A of Section 4.7(a)(ii), subclause A of Section 4.7(a)(iii) and subclause A of Section 4.7(a)(iv) have been prepared in accordance with GAAP, (C) the pro-forma Financial Statements described in subclauses C and D of Section 4.7(a)(i), subclauses B and C of Section 4.7(a)(iii), and subclauses B and C of Section 4.7(a)(iv) and the Additional Financial Statements have been prepared in accordance with the management assumptions referenced in the Agreed-Upon Procedures Reports and only include adjustments for vehicles and equipment that were leased or rented prior to April 1, 2003 which will be acquired in the Transactions as listed in Section 4.4(a)(ii) Part 1 of the Sellers’ Disclosure Schedule, (D) the Financial Statements described in subclause A of each of Sections 4.7(a)(ii), 4.7(a)(iii) and 4.7(a)(iv) have been prepared in accordance with GAAP and reconciled in accordance with US GAAP and as required under Regulation S-X under the Securities Act, and (E) the Financial Statements have not been rendered untrue, incomplete or unfair as representations of the financial condition of the Companies as at and for the periods covered by events subsequent to the respective periods covered by the Financial Statements.
(b)	The Accounts Receivable reflected in the balance sheets referred to in Section 4.7(a) arose from bona fide transactions in the ordinary course of business and with appropriate reserves for bad debts and uncollectible accounts and notes receivable determined in accordance with GAAP. Neither the Sellers nor any Company has received notice of any counterclaims or setoffs against such accounts for which reserves have not been established in accordance with GAAP.

(c)	Except for those liabilities that are reflected or reserved against on the balance sheets described in Section 4.7(a) or as set forth in Section 4.7(c) of the Sellers’ Disclosure Schedule, the Companies do not have any outstanding liabilities of any nature whatsoever (whether absolute, accrued, contingent or otherwise and whether due or to become due), except for current liabilities which have been incurred since June 30, 2003 in the ordinary course of business consistent with past practice.

4.8 No Litigation
     Except as set forth in Section 4.8 of the Sellers’ Disclosure Schedule, there is no action, suit, claim, judgment, investigation or legal, administrative, arbitration or other proceeding or governmental investigation, audit or examination (each, a “Proceeding”) or any change in any zoning or building ordinance pending or, to the Knowledge of the Sellers, threatened against or affecting any of the Companies, at law or in equity, before or by any Governmental Entity which is Material and, to the Knowledge of the Sellers, no basis exists for any such action, suit, claim, investigation or proceeding.
4.9 No Adverse Changes or Events
     Since March 31, 2003, each of the Companies has been consistently operated in the ordinary course of business and, except as set forth in Section 4.9 of the Sellers’ Disclosure Schedule, there has not been:
(a)	any adverse change in the financial condition, assets, liabilities (contingent or otherwise), results of operations, business or prospects of any of the Companies (or any occurrence, circumstance or combination thereof) that is Material;

(b)	any damage, destruction or loss, whether or not covered by insurance, and adversely affecting any real or personal property of the Companies that is Material;

(c)	(i) any increase in the compensation, rate of compensation, commissions, severance payments or bonuses payable or to become payable by any of the Companies to any of its employees that is not consistent with past practice, (ii) any payment or accrual of, or commitment with respect to, any bonus plan or severance arrangement that is not consistent with past practice, (iii) any change or modification to any severance arrangement, or any adoption of any employee benefit plan or (iv) any increase in benefits under any employee benefit plan that is inconsistent with prior practice;

(d)	any cancellation or compromise of any claims, or any waiver of any other rights relating to any of the Companies or the settlement of any Proceeding involving any Company that, singly or in the aggregate, is Material;

(e)	(i) any sale, transfer or other disposition of, or the granting of any Lien on, any real or personal property owned, leased or rented by any of the Companies other than (A) the consumption of Inventory and Supplies in the ordinary course of business and (B) the sale or disposition of Equipment (excluding returns of leased or rented Equipment) of a value of not more than C$750,000 in the aggregate from March 31, 2003 through the date hereof), (ii) except as set forth in Section 4.4(a)(iv) of the Sellers’ Disclosure Schedule, any return of any leased or rented Equipment other than Office Furniture, or (iii) except as set forth in Part 2 of Section 4.4(a)(ii) of the

Sellers’ Disclosure Schedule, any lease or rental of any Equipment other than Office Furniture;
(f)	except for the proposed change in the year-end for Tax purposes of NAEL to be implemented by the Sellers prior to the Closing, any change in any Company’s method of accounting or accounting classifications for financial, Tax or other purposes;

(g)	any vote in favor of or consent to any merger, reorganization, amalgamation, transfer of assets, recapitalization or other transaction that would change the beneficial ownership or control of the Sellers, or any Company;

(h)	any failure by any Company to make, or any delay by any Company in making, any capital or maintenance expenditures in a timely manner and in amounts consistent with past practices; or

(i)	any acceleration by any Company of the collection of accounts receivable or any delay by any Company in the payment of trade payables or other liabilities in a manner that is inconsistent with past practices.
4.10 Environmental Matters
(a)	Each of the Companies has at all times operated in compliance with all applicable limitations, restrictions, conditions, standards, prohibitions, requirements and obligations of Environmental Laws, Environmental Permits and related orders of any court or other Governmental Entity, except to the extent all instances of non-compliance are not Material. Except as set forth in Section 4.10(a) of the Sellers’ Disclosure Schedule, all properties currently owned, leased, occupied or operated by any Company and their current and prior uses and to the Knowledge of the Sellers, all properties formerly owned, leased, occupied or operated by any Company comply with all Environmental Laws and Environmental Permits, except to the extent all instances of non-compliance are not Material.

(b)	There are no existing, pending or, to the Knowledge of the Sellers, threatened Proceedings (including, without limitation, actions for cost recovery under Environmental Laws) that are or could reasonably be expected to be, singly or in the aggregate, Material by or before any court or any other Governmental Entity directed against any of the Companies or any of their currently or formerly owned, leased, occupied or operated real or personal property or any properties adjacent to such property that pertain or relate to (i) any obligations or liabilities, contingent or otherwise, under any applicable Environmental Law or Environmental Permit, (ii) violations of any Environmental Law or Environmental Permit or (iii) the application of common law, including personal injury or property damage claims relating to the use, Release, transportation or disposal of Hazardous Materials or Hazardous Materials Contamination.

(c)	All Environmental Permits required to be obtained or filed by the Companies under all applicable Environmental Laws in connection with their operations or use of their real or personal property or the conduct of the Business have been duly obtained or filed and are in full force and effect except where the failure to do so is not, singly or in the aggregate, Material. Particulars of such Environmental Permits are set forth in Section 4.10(c) of the Sellers’ Disclosure Schedule.

(d)	None of the Companies has received notice that any Environmental Permit is to be revoked or suspended by any Governmental Entity and none of the Companies is currently operating or required to be operating under any compliance order, schedule, decree or agreement, any consent decree, order or agreement, or corrective action decree, order or agreement issued or entered into under, or pertaining to matters regulated by, any Environmental Law.

(e)	Except as set forth in Section 4.10(a) of the Sellers’ Disclosure Schedule, no Release of Hazardous Materials or Hazardous Materials Contamination has occurred in violation of any applicable Environmental Laws on any properties currently or to the Knowledge of the Sellers, formerly owned, leased, occupied or operated by any Company or any properties adjacent to such properties, except to the extent all such Releases are not Material.

(f)	Section 4.10(f) of the Sellers’ Disclosure Schedule lists all Hazardous Materials used, generated or disposed of by any Company since April 1, 1998, exclusive of such Hazardous Materials used by any Company in compliance with applicable Environmental Laws in the course of (i) normal office operations, office maintenance and vehicle operations and (ii) routine cleaning and maintenance of bathrooms, windows, floors, walls and similar facilities.

(g)	The Companies have kept all records and made all filings required by Environmental Laws and Environmental Permits with respect to their businesses and the ownership, operation, use, occupation and maintenance of their assets and properties in compliance with Environmental Laws, except to the extent all failures to keep such records or make filings are not Material.

(h)	Except as set forth in Section 4.10(h) of the Sellers’ Disclosure Schedule, none of the Companies owns or operates any underground fuel or underground storage tanks and no such tanks currently exist at, or have been removed from, the property of any Company.

(i)	The Sellers have provided to the Buyers copies of all environmental audits, assessments or other evaluations in the possession of the Sellers or any of the Companies applicable to any of the NACGI Companies or any of the

Transferred Assets or any of the property now or formerly owned, leased, occupied or operated by any NACGI Company.
4.11 Warranties and Product Liability
     Except for (a) warranties implied by law and (b) warranties disclosed in Section 4.11 of the Sellers’ Disclosure Schedule, none of the Companies has given or made any warranties in connection with the sale or rental of goods or services on or prior to the Closing including, without limitation, warranties covering the customer’s consequential damages. There is no present claim received by or, to the Knowledge of the Sellers, that has been made against, any of the Companies with respect to warranties relating to products manufactured, sold, rented or distributed by the Companies, or services performed by or on behalf of the Companies on or prior to the Closing which is Material. The Sellers have provided to the Buyers all significant information relating to any known or alleged defect with respect to the services provided by any of the Companies and the products manufactured, sold, rented or distributed by any of the Companies, and set forth in Section 4.11 of the Sellers’ Disclosure Schedule is a list and brief description of each such defect. Section 4.11 of the Sellers’ Disclosure Schedule also sets forth all product liability and warranty claims made against any Company during the past three fiscal years and the current fiscal year to date and the status and disposition thereof.
4.12 Employee Matters
(a)	Section 4.12(a) of the Sellers’ Disclosure Schedule contains a true, complete and accurate list of each Person employed by the Companies, together with such individual’s title or job description and date of hire by the Companies and, for each employee who is compensated on a salaried basis, such individual’s salary, the last date of increase of his or her salary, and his or her incentive compensation arrangements with the Companies. Except as and to the extent set forth on Section 4.12(a) of the Sellers’ Disclosure Schedule, none of the Companies has received notification that any of the current employees of the Companies presently plans to terminate his or her employment during the 12 month period following the Closing, whether by reason of the Transactions or otherwise.

(b)	Except as and to the extent set forth on Section 4.12(b) of the Sellers’ Disclosure Schedule: (i) there is no labor strike, work stoppage, lockout or material dispute or material slowdown pending or, to the Knowledge of the Sellers, threatened against any of the Companies, and there has not been any such action during the last three years; (ii) none of the Companies is a party to or bound by any (A) collective bargaining or similar agreement with any labor organization or (B) written work rules or practices agreed to with any labor organization or employee association applicable to employees of the Companies; (iii) no employee of the Companies is represented by any labor organization and, to the Knowledge of the Sellers, there are no current union organizing activities among the employees of the Companies; and (iv) there are no material written personnel policies, rules or procedures applicable to employees of the Companies.
(c)	Except as and to the extent set forth on Section 4.12(c) of the Sellers’ Disclosure Schedule: (i) each of the Companies is, and during the last three years has been, in compliance with all applicable laws in respect of employment and employment practices, terms and conditions of employment, employment discrimination, employee termination, wages, hours of work and occupational safety and health, and has not engaged in any unfair labor practices, except to the extent all instances of non-compliance are not Material; (ii) there is no unfair labor practice charge or complaint against any of the Companies pending or, to the Knowledge of the Sellers, threatened before any Governmental Entity responsible for the enforcement of labor or employment laws; (iii) no charges with respect to or relating to any of the Companies are pending before any Governmental Entity responsible for the prevention of unlawful employment practices; (iv) none of the Companies has received notice of the intention of any Governmental Entity responsible for the enforcement of labor or employment laws to conduct an investigation with respect to or relating to any of the Companies and no such investigation is in progress; and (v) there are no complaints, lawsuits, or other proceedings pending or, to the Knowledge of the Sellers, threatened in any forum against any of the Companies by or on behalf of any present or former employee of any of the Companies, any applicant for employment or classes of the foregoing, alleging breach of any express or implied contract of employment, any law governing employment or the termination thereof or other discriminatory, wrongful or tortious conduct in connection with the employment relationship.

(d)	Section 4.12(d) of the Sellers’ Disclosure Schedule contains a true, complete and accurate list and brief description of all Company Benefit Plans. The Sellers have made available to the Buyers true, complete, current and correct copies of all plan documents, summary plan descriptions, financial statements, funding vehicles, agreements pursuant to which any of the Companies may be obligated to indemnify any Person and filings with all applicable Governmental Entities for the past three years relating to the foregoing Company Benefit Plans, including, without limitation:
(i)	all documents establishing, creating or amending each Company Benefit Plan;

(ii)	all contracts, including all insurance contracts and participation agreements;

(iii)	all literature, booklets, summaries, notices or manuals prepared for or circulated to employees generally concerning each Company Benefit Plan; and

(iv)	all employee and benefit data and personnel books and records relating to the Company Benefit Plans.
(e)	Except as set forth in Section 4.12(e) of the Sellers’ Disclosure Schedule, each Company Benefit Plan (i) has been established, registered, operated and administered in accordance with its terms and applicable laws and administrative practices of the applicable Governmental Entities (except in instances that are not Material), (ii) is in compliance with all registration, reporting and disclosure requirements of all applicable laws (except in instances that are not Material), (iii) has had all appropriate filings timely made, (iv) has been properly funded, and (v) to the Knowledge of the Sellers, has no Proceeding pending with any Governmental Entity that may, nor any Proceeding that if resolved adversely to any of the Companies or such Company Benefit Plan may, subject any of the Companies to the payment of any penalty, interest, Tax or other obligation or subject any of their assets to any Lien.

(f)	Except as set forth in Section 4.12(f) of the Sellers’ Disclosure Schedule, neither the execution of this Agreement nor the consummation of the Transactions will (i) entitle any current or former employee of any of the Companies to severance pay, any bonus or any other compensation from any of the Companies, or any other payment under a Company Benefit Plan, Retirement Plan or Collectively Bargained Plan, (ii) accelerate the time of payment or vesting of benefits under a Company Benefit Plan, Retirement Plan or Collectively Bargained Plan, or (iii) increase the amount of compensation payable to any such employee by any of the Companies.

(g)	Except as set forth in Section 4.12(g) of the Sellers’ Disclosure Schedule, and except for the Retirement Plans and the Collectively Bargained Plans none of the Companies provides post-retirement benefits (including medical or health benefits) for any director, officer, shareholder, employee, or other Person providing service to any of the Companies or any former director, officer, shareholder or employee of, or any other Person who has performed services to, any of the Companies (or their beneficiaries or dependants) or contributes to or maintains any benefit plan that provides for benefits following termination of employment or termination of service of any director, officer, shareholder, employee or other Person for the benefit of any such Person or any of such Person’s beneficiaries or dependants.

(h)	All contributions, premiums and other obligations due by the Companies under the Company Benefit Plans, the Retirement Plans and the Collectively Bargained Plans (whether pursuant to the terms thereof or any applicable law) on or prior to the Closing Date have been satisfied, or will be satisfied on or prior to the Closing Date, and there are no outstanding defaults or violations thereunder by any of the Companies that are, singly or in the aggregate, Material nor, to the Knowledge of the Sellers, are there any defaults or violations by any other Person in respect of the Company Benefit

Plans, the Retirement Plans or the Collectively Bargained Plans that are, singly or in the aggregate, Material.
(i)	Except as disclosed in Section 4.12(i) of the Sellers Disclosure Schedule, there are no improvements, increases or changes to the benefits provided under the Company Benefit Plans.

(j)	Each of the Company Benefit Plans which purports to qualify as a particular type of plan under the ITA meets all requirements for that qualification in effect and has complied with the provisions of the ITA and the administrative practices of the CCRA applicable to that plan.

(k)	Except as disclosed in Section 4.12(k) of the Sellers’ Disclosure Schedule, all Company Benefit Plans may be terminated or amended after the Closing Date without the approval of any other Person.

(l)	Section 4.12(l) of the Sellers’ Disclosure Schedule contains a brief description of all Retirement Plans and Collectively Bargained Plans in respect of which any of the NACGI Companies has any liability or obligation.

(m)	None of the Companies has any liability or obligation in respect of any Retirement Plan or Collectively Bargained Plans other than the obligation to make contributions to the Retirement Plans or Collectively Bargained Plans pursuant to collective bargaining agreements or the terms of an employment contract.
4.13 Taxes and Governmental Returns and Reports
(a)	Except as disclosed in Section 4.13(a) of the Sellers’ Disclosure Schedule, each of the NACGI Companies has filed in the prescribed manner and within the prescribed times all Tax Returns required to be filed by it before the Closing Date in all applicable jurisdictions. All such Tax Returns are complete and correct and disclose all Taxes required to be paid for the periods covered thereby (except in instances that are not, singly or in the aggregate, Material). None of the NACGI Companies has ever been required to file any Tax Returns with, and has never been liable to pay or remit Taxes to, any Governmental Entity outside Canada. Each of the NACGI Companies has paid in full all Taxes and all installments of Taxes due on or before the Closing Date, except those Taxes included in the Closing Date Obligations, and except as disclosed in Section 4.13(a) of the Sellers’ Disclosure Schedule, the Sellers have furnished to the Buyers true, complete and accurate copies of all Tax Returns and any amendments thereto filed by the NACGI Companies since April 1, 2000 and all notices of assessment, reassessment and notifications that no Tax is payable and all correspondence with Governmental Entities relating thereto.

(b)	Except as disclosed in Section 4.13(b) of the Sellers’ Disclosure Schedule, Canadian federal and provincial income and capital Tax notices of assessment or notifications that no Tax is payable have been issued to the NACGI Companies covering all periods up to and including their fiscal years ended March 31, 2003.

(c)	Except as set forth in Section 4.13(c) of the Sellers’ Disclosure Schedule, there are no audits, assessments, reassessments or other Proceedings in progress or, to the Knowledge of the Sellers, threatened against the NACGI Companies in respect of any Taxes and, in particular, there are no currently outstanding reassessments or written enquiries which have been issued or raised by any Governmental Entity relating to any Taxes. Except as disclosed in Section 4.13(c) of the Sellers’ Disclosure Schedule, to the Knowledge of the Sellers, there is no contingent liability of any of the NACGI Companies for Taxes or any grounds that could prompt an assessment or reassessment for Taxes, and no NACGI Company has received any indication from any Governmental Entity that any assessment or reassessment is proposed.

(d)	None of the NACGI Companies has acquired property from a Person with whom any NACGI Company was not dealing at arm’s length (within the meaning of the ITA) in circumstances which could subject any NACGI Company to liability under section 160 of the ITA. All transactions between any of the NACGI Companies and any non-resident Person with whom NACGI Companies were not dealing at arm’s length (within the meaning of the ITA) were priced in accordance with sections 69 and 247 of the ITA, and for any taxation years commencing after December 31, 1998 and ending on or before the Closing Date, each of the NACGI Companies has made or obtained records or documents that satisfy the requirements of paragraphs 247(a) and(b) of the ITA.

(e)	Except as disclosed in Section 4.13(e) of the Sellers’ Disclosure Schedule, there are no agreements, waivers or other arrangements with any Governmental Entity providing for an extension of time with respect to the issuance of any assessment or reassessment, the filing of any Tax Return, or the payment of any Taxes by or in respect of any of the NACGI Companies. Except as disclosed in Section 4.13(e) of the Sellers’ Disclosure Schedule, none of the Companies is a party to any agreements or undertakings (including Tax allocation or Tax sharing agreements) with respect to Taxes.

(f)	Each of the Companies has paid all amounts required to be paid under the Canada Pension Plan and the Employment Insurance Act and under similar legislation in the other provinces and territories of Canada, and has withheld or collected and remitted in a timely manner to the relevant Governmental Entity all Taxes or other amounts required to be withheld or collected and remitted by it. None of the Companies has received any requirement from any Governmental Entity pursuant to Section 224 of the ITA which remains unsatisfied in any respect.
(g)	None of sections 80 to 80.04 inclusive, of the ITA have applied or will apply to the NACGI Companies or any one of them at any time up to and including the Closing Date. None of the NACGI Companies has any unpaid amounts that may be required to be included in income under Section 78 of the ITA.

(h)	Each of the Companies is a registrant for purposes of the ETA and the registration number for each Company is listed in Section 4.13(h) of the Sellers’ Disclosure Schedule. All input tax credits claimed by each of the Companies pursuant to the ETA have been proper, correctly calculated and documented. Each of the Companies has collected, paid and remitted when due all Taxes, including GST, collectible, payable or remittable prior to the Closing Date.

(i)	Each of the Companies keeps its books and records in compliance with section 230 of the ITA in all Material respects.

(j)	There are no outstanding liabilities for Taxes payable, collectible or remittable by any of the Sellers or the NACGI Companies or their respective predecessors, whether assessed or not, which may result in a Lien on or other claim against or seizure or sale of all or any part of the Transferred Assets or would otherwise adversely affect the Business or would result in any Buyer or any of its Affiliates becoming liable or responsible therefor, except for Closing Future Tax Liabilities taken into account in determining Closing Working Capital Value and Taxes included in Closing Date Obligations. There are no actions, suits, Proceedings, or claims pending or threatened against any of the Sellers or the NACGI Companies or their respective predecessors, in respect of Taxes which may result in a Lien on or other claim against or seizure or sale of any of the Transferred Assets or the assets of any of the NACGI Companies or liability or responsibility on the part of any Buyer or any of its Affiliates for Taxes payable, collectible or remittable by any of the Sellers, the NACGI Companies or their respective predecessors, nor are any matters under discussion with any Governmental Entity relating to Taxes. The Sellers, the NACGI Companies and their predecessors have withheld from all remuneration (including taxable benefits) of their employees all Taxes and other deductions required to be withheld therefrom and have remitted the same to the proper Tax or other receiving authority within the time required under applicable legislation.

(k)	The Purchase Price payable by Acquisition Sub to NAEL for the Accounts Receivable included in the Transferred Assets includes all amounts (“Tax Amounts”) payable by customers on account of GST and all other Taxes which NAEL is required to collect from its customers in conjunction with such Accounts Receivable and which NAEL has remitted or is obliged to remit to the relevant Taxing authority. All amounts collected by Acquisition Corp. in respect of the Tax Amounts shall be retained by it, and the Acquisition Corp. shall not be required to remit any part of the Tax Amounts to any taxing authority.
(l)	All withholding Tax imposed on any of the Companies for any and all periods ending on or before the Closing Date have been satisfied in full on or before the Closing Date except those withholding Taxes included in the Closing Working Capital Value or the Closing Date Obligations.

(m)	The Closing Balance Sheet and the Closing Working Capital Value will reflect and include, adequate charges, accruals, reserves and provisions for the payment in full of any and all Taxes payable with respect to any and all Taxable Periods.

(n)	Except as set forth in Section 4.13(n) of the Sellers’ Disclosure Schedule, during the current fiscal year and for the five previous fiscal years, none of the NACGI Companies has claimed or been granted exemptions from, or deferrals of, Taxes in connection with any reorganization or merger. Any reorganizations or mergers involving any of the NACGI Companies that were consummated before the Closing Date will not give rise to the assessment or payment of Taxes after the Closing Date.

(o)	Except as disclosed in Section 4.13(e) of the Sellers’ Disclosure Schedule, no special agreements, rulings or compromises have been entered into between any of the NACGI Companies and any federal, provincial or local authority regarding the assessment or payment of Taxes.

(p)	Except as disclosed in Section 4.13(p) of the Sellers’ Disclosure Schedule, none of the NACGI Companies have made any payment or loan to, or has borrowed any monies from or is otherwise indebted to, any officer, director, employee, shareholder or any Person not dealing at arm’s length (within the meaning of the ITA) or any Affiliate of any of the foregoing. Except as disclosed in Section 4.13(p) of the Sellers’ Disclosure Schedule and except for contracts of employment disclosed in Section 4.13(p) of the Sellers’ Disclosure Schedule, none of the NACGI Companies is a party to any contract or agreement with any officer, director, employee, shareholder or any Person not dealing at arm’s length (within the meaning of the ITA) or any Affiliate of any of the foregoing.

(q)	During the current fiscal year and during the five previous fiscal years, no NACGI Company has applied for or received an advance income tax ruling from CCRA or a provincial taxation authority in respect of the administration of the ITA or any applicable provincial counterparts.

(r)	Except as disclosed in a Tax Return, none of the NACGI Companies has been liable to pay tax under Part VI.1 of the ITA in respect of any shares issued by them. All indebtedness owing to Norama or Norama Inc. has an adjusted cost base equal to its principal amount.
(s)	None of the NACGI Companies have at any time during the past five years been involved in or been a party to one or more transactions or series of transactions to which any of sections 55 or 245 of the ITA would apply.

(t)	The NACGI Companies have not been and are not currently required to file any returns, elections or designations, in respect of the current fiscal year and in respect of the five previous fiscal years, with any taxation authority located in any jurisdiction outside of Canada or outside of the provinces of British Columbia, Alberta, Saskatchewan and Manitoba. The NACGI Companies are not required to pay and owe no Taxes or any other like amount to any Government Entity located in any jurisdiction outside of Canada.
4.14 Finder’s Fees
     Except as set forth in Section 4.14 of the Sellers’ Disclosure Schedule, neither any Seller, any Company, any Principal nor any of their Affiliates has employed or retained any investment banker, broker, agent, finder or other party, or incurred any obligation for brokerage fees, finder’s fees or commissions, with respect to the sale of the Transferred Assets the Shares or the Shareholder Loan or with respect to the Transactions, or otherwise dealt with anyone purporting to act in the capacity of a finder or broker with respect thereto whereby any Party other than the Sellers, the Principals or their Affiliates (other than any NACGI Company) may be obligated to pay such a fee or commission. The Sellers agree to indemnify and hold the Buyers harmless from and against any and all claims, liabilities or obligations with respect to all fees, commissions or expenses asserted by any Person on the basis of any act, statement, agreement or commitment alleged to have been made by any Seller, any Company, any Principal or any of their Affiliates with respect to any such fee, commission or expense.
4.15 Insurance
     Section 4.15 of the Sellers’ Disclosure Schedule sets forth all existing insurance policies held by the Companies. Each such policy is in full force and effect and is with responsible insurance carriers. Neither any Seller nor any Company has received notice of any dispute with respect to such policies and all claims arising from events or circumstances occurring prior to the date hereof have been paid in full or adequate reserves therefor are properly reflected in the Financial Statements. All retroactive premium adjustments for any period ended on or before the Closing Date under any worker’s compensation policy or any other insurance policies of the Companies, for which any of the Companies has received notice, have been properly reflected in the Financial Statements. None of such policies will terminate as a result of the Transactions.
4.16 Residency
     None of the Sellers is a non-resident of Canada within the meaning of the ITA.

4.17 GST Registration
     Each of the Sellers is a GST registrant and has a subsisting GST registration number under the ETA.
4.18 Condition of Assets
     Except as set forth in Section 4.18 of the Sellers’ Disclosure Schedule (a) each item of Equipment and other tangible personal property owned or leased and used by any Company is in good condition and repair, ordinary wear and tear excepted, (b) the Companies have, since March 31, 2003, made repairs, replacements and maintenance expenditures in accordance with their regular maintenance schedules and past practice with respect to each item of Equipment and other tangible personal property owned or leased and used by any Company, except to the extent the failure to make such repairs, replacements and maintenance expenditures are not, singly or in the aggregate, Material (c) to the Knowledge of the Sellers, the buildings, plants and structures owned or occupied by any Company are structurally sound, and in the Opinion of the Sellers adequate and sufficient for the conduct of the business of such Company and are in good and serviceable operating condition and fit for the particular purposes used in the business of such Company (subject only to normal maintenance requirements in accordance with past practices and normal wear and tear), (d) to the Knowledge of the Sellers, none of the assets or properties owned or leased by any Company is in violation of any applicable building, zoning or similar law in respect of buildings, plants or structures or their operation, except in instances that are not, singly or in the aggregate, Material (e) all accounts for work and services performed and materials placed or furnished on or in respect of the Real Property at the request of any Company have been fully paid and satisfied, and no Person is entitled to claim a Lien or privilege under the Builder’s Lien Act (Alberta) or similar legislation in the other provinces and territories of Canada against the Real Property, other than current accounts in respect of which the payment due date has not yet passed, and (f) to the Knowledge of the Sellers, each of the properties owned or leased by any Company is fully serviced or has local site services meeting municipal regulations and, in the Opinion of the Sellers, has suitable access to public roads, and there are no outstanding levies, charges or fees assessed against the Real Property by any public authority (including development or improvement levies, charges or fees) other than current accounts in respect of which the due date has not yet passed.
4.19 Prohibited Activities
     No Company nor, to the Knowledge of the Sellers, any partner, shareholder, owner, manager, director, officer, or employee of any Company, nor, to the Knowledge of the Sellers, any agent acting on behalf of or for the benefit of any Company, has directly or indirectly (a) offered, paid, solicited or received any remuneration, in cash or in kind, to, or made any financial arrangements with, any past or present customer, past or present supplier, contractor or third party payor of any Company in order to obtain business or payments from any such Person, other than reasonable promotional and entertainment activities in the ordinary and lawful course of business, (b) solicited, received, given or agreed to give, any gift or gratuitous payment of any kind, nature or description (whether in money, property or services) to any customer or potential customer, supplier or potential supplier, contractor, third party payor or any other Person other than in connection with reasonable promotional or entertainment expenses in the ordinary and lawful course of business, (c) made or agreed to make any contribution, payment or gift of funds or property to, or for the private use of, any governmental official, employee or agent where either the contribution, payment or gift is or was illegal under applicable laws, (d) established or maintained any unrecorded fund or asset for any purpose or made any false or artificial entries on any of the books or records of any Company for any reason, (e) made, or agreed to make any payment to any Person with the intention or understanding that any part of such payment would be used for any purpose other than that described or contemplated in the documents supporting such payment, or (f) solicited, received, paid or offered any illegal remuneration for any referral in violation of any applicable law.
4.20 Affiliate Transactions
     Except as set forth in Section 4.20 of the Sellers’ Disclosure Schedule, (a) no Principal or any member of either of their immediate families and no officer, director, or shareholder of any Seller, any Company or any of its Affiliates or to the Knowledge of the Sellers any member of any of their immediate families (each an, “Insider”) has any interest in any assets used in or pertaining to the business of any NACGI Company (other than ownership of equity securities of a Seller and other than contracts or agreements between one or more of the NACGI Companies and no other Person), (b) no Principal or any member of any of their immediate families and to the Knowledge of the Sellers no other Insider has any interest in any competitor, supplier or customer of any NACGI Company except for passive investments in less than three percent (3%) of the outstanding equity securities of publicly traded entities as to which such Insider has no active role in management, operations and/or the conduct of business, (c) no NACGI Company is a party to any contract or other agreement with any Insider, and (d) no employee of any of the NACGI Companies has any contract, arrangement or understanding with any Principal or any member of the immediate family of any Principal or any Affiliate of any Principal or of any Principal’s immediately family (other than the Companies) with respect to the operation of the Business or the Transactions. No Insider has any cause of action or other claim whatsoever against, or owes any amount to, any NACGI Company except, as to any Insider who is an employee of any NACGI Company, for claims in the ordinary course of business for accrued vacation pay, accrued benefits under the Company Benefit Plans and similar matters. Section 4.20 of the Sellers’ Disclosure Schedule also sets forth all transactions between any NACGI Company and any Insider occurring or in effect any time on or after April 1, 2000.
4.21 Sufficiency of Assets
     The Transferred Assets, together with the assets, properties and rights of the NACGI Companies as of the Closing Date, constitute all of the assets, properties and rights, whether tangible or intangible, real, personal or mixed (including, without limitation, any asset, property or right formerly held or owned by any Insider), necessary to conduct the Business as a going concern on a basis consistent with past practice, except for assets, properties and rights that are not, singly or in the aggregate, Material.
4.22 Relations with Customers and Suppliers
     The Principals, the Key Employees and the other officers of each of the Companies have a reasonable basis to believe, and do believe, that the Companies have satisfactory commercial relationships with their respective Significant Customers and with their respective Significant Suppliers. Except as set forth in Section 4.22 of the Sellers’ Disclosure Schedule, neither the Sellers, nor any Company has received any notice that any Significant Customer or Significant Supplier intends to, or desires to, cease its business relationship with any Company, curtail or delay purchases from or sales to any Company, to renegotiate pricing or terms with any Company, alter any contract with any Company or cease or reduce, curtail or delay its operations or expenditures in Canada which in the Opinion of the Sellers, could reasonably be expected to be Materially Adverse. Except as set forth in Section 4.22 of the Sellers’ Disclosure Schedule, to the Knowledge of the Sellers, there are no expected losses or significant reductions in margins expected to be realized by any Company under, or penalties or refunds payable by any Company under, any of its contracts which, in the Opinion of the Sellers, could be reasonably expected to be Materially Adverse. In the Opinion of the Sellers, the Companies have sufficient assets and equipment to perform all of their contractual obligations, except for assets and Equipment that are not Material, singly or in the aggregate.
4.23 Other Disclosures
     The Sellers have delivered to the Buyers, or provided the Buyers access to, the following information relating to the Companies:
(a)	All product registrations with regulatory agencies for products sold or leased and all material safety data sheets and toxicology studies prepared by or for any Company;

(b)	A list of each bank, brokerage firm, trust company or other financial institution in which any NACGI Company has an account and the identity of each such account, and each bank in which any NACGI Company has a safe deposit box, together with the names of all Persons authorized to draw on any such account or have access to any such safe deposit box;

(c)	A list of all powers of attorney presently in effect granted by any NACGI Company; and

(d)	A list of all bonds, deposits, insurance coverages or other financial assurances or arrangements required to be submitted to Governmental Entities or any other Person and maintained in connection with the Business.

4.24 Pre-Paid Expenses; Documents and Other Papers
     All Pre-Paid Expenses to be included as current assets in the Closing Working Capital Value have been and will have been incurred solely in connection with the Business. The Documents and Other Papers of the Companies are in the Opinion of the Sellers sufficient to enable the Buyers to conduct the Business in the ordinary course consistent with past practice.
4.25 Accuracy
     No representation, warranty or statement made by the Sellers (a) in this Agreement (including the Sellers’ Disclosure Schedule), or (b) to the Knowledge of the Sellers, in any other document, instrument, written information or written communication (other than financial projections or forecasts) delivered or to be delivered by the Sellers to the Buyers or the Authorized Persons in connection with this Agreement or the Transactions (as any of the same may be supplemented, superceded, amended or corrected after the delivery thereof and prior to the Closing Date) contains or will contain any untrue statement of a material fact or omits or will omit to state any material fact required to be stated therein or necessary in order to make the statements herein or therein not misleading. All financial projections or forecasts concerning the Business or the Companies delivered by the Sellers to the Buyers or the Authorized Persons in connection with this Agreement or the Transactions have been or will be, in the case of financial projections or forecasts made available after the date hereof, prepared in good faith based upon reasonable assumptions as at the date of the projection or forecast.
4.26 Acquisition for Investment
     The Sellers shall acquire the Newco Series A Share Consideration and the Newco Series B Share Consideration, if issued, for investment purposes and without a view to the distribution or sale thereof in violation of applicable securities laws.
4.27 Sales into the United States
     During the fiscal year ended March 31, 2003, the sales in or into the United States attributable to the Transferred Assets and the NACGI Companies were less than US$50 million within the meaning of the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations thereunder, and the Sellers and their Affiliates, taken together, do not hold assets in the United States having an aggregate total value of US$50 million or more and did not have aggregate sales in or into the United States in their most recent fiscal years of US$50 million or more.
4.28 Matters Relating to the Principals
     This Agreement has been executed and delivered by each of the Principals and is a legal, valid and binding obligation of each of the Principals, enforceable in accordance with its terms, except as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar laws from time to time in effect that affect creditors’ rights generally and by legal and equitable limitations on the availability of specific remedies. The execution and delivery of this Agreement and the consummation of the Transactions will not violate any provision of, or constitute a default under, any contract or other agreement to which either of the Principals is a party or by which either of them is bound. Each of the Principals has the requisite legal capacity to execute and deliver this Agreement and to perform his obligations hereunder.
4.29 Matters Related to Sellers’ Disclosure Schedules
(a)	The Sellers’ Disclosure Schedule incorporates by reference all documents referred to in the annotated data room index in either global or specific terms (as defined on page 2 of Sellers’ Disclosure Schedule) attached to the Sellers’ Disclosure Schedule. Such document references refer, either globally or specifically, to documents contained in the Sellers’ data room (the “Data Room”) located at the offices of Fraser Milner Casgrain LLP in Edmonton, Alberta. The final contents of the Data Room have been replicated in electronic format on compact discs (the “CD ROM Data Room”) delivered to the Buyers with the Sellers’ Disclosure Schedule. The CD ROM Data Room contains complete and accurate copies of all documents contained in the Data Room. The Buyers and their legal and financial advisors have been given unrestricted access to the Data Room and have been provided with an electronic version of all documents contained in the Data Room by e-mail or on compact discs. The CD ROM Data Room does not contain any documents not previously provided to the Buyers or their legal or financial advisors by e-mail or on compact discs. All documents previously delivered to the Buyers and identified as corresponding to a particular section reference in the annotated data room index or as being contained in a particular section of the Data Room are contained in the corresponding section of the CD ROM Data Room.

(b)	The contracts, leases, agreements and other documents not described with specificity in Sections 4.6(a)(i), 4.6(a)(ix) and 4.11 of the Sellers’ Disclosure Schedule, including any master or prime project agreements referenced therein, do not contain any terms or provisions, including those for indemnity, contribution or warranty, that are not customary or commercially reasonable for the type of contract, lease or agreement referenced.

(c)	The information in the Sellers’ Disclosure Schedule is current as of midnight, Alberta time, on October 27, 2003.
ARTICLE 5
REPRESENTATIONS AND WARRANTIES OF THE BUYERS
     The Buyers hereby jointly and severally represent and warrant to the Sellers as follows:

5.1 Corporate Matters
(a)	Each of the Buyer Companies is a corporation (or, in the case of NACG Finance LLC, a limited liability company) duly organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation as specified in Section 5.1(a) of the Buyers’ Disclosure Schedule. Each of the Buyer Companies is duly authorized, qualified and licensed and has all requisite power and authority to own, operate and lease its real and personal property and to carry on its business in the places and in the manner currently conducted.

(b)	Set forth in Section 5.1(b) of the Buyers’ Disclosure Schedule is a true, correct and complete list of the Subsidiaries of the Buyer Companies.

(c)	Set forth in Section 5.1(c) of the Buyers’ Disclosure Schedule are true, correct and complete copies of the articles and bylaws or comparable organizational documents of each of the Buyer Companies, as amended and in full force and effect.

(d)	Set forth in Section 5.1(d) of the Buyers’ Disclosure Schedule is a true, correct and complete description of the authorized and issued share capital or membership interests of each of the Buyer Companies.
5.2 Validity of Agreement and Conflict with Other Instruments
(a)	Each of the Buyers has the requisite legal capacity, power and authority to enter into this Agreement, to consummate the Transactions and to perform its obligations under this Agreement. This Agreement has been duly authorized, executed and delivered by each of the Buyers and is a legal, valid and binding obligation of each of the Buyers, enforceable against each of the Buyers in accordance with its terms, except as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar laws from time to time in effect that affect creditors’ rights generally and by legal and equitable limitations on the availability of specific remedies.
(b)	The execution, delivery and performance of this Agreement by the Buyers and the consummation of the Transactions by the Buyers (i) do not and will not on the Closing Date violate any provision of the articles or bylaws of any of the Buyer Companies, or any law, statute, ordinance, regulation, judgment, writ, injunction, rule, decree, order or any other restriction of any kind or character applicable to any of the Buyer Companies, (ii) do not and will not on the Closing Date require the consent, approval, clearance, waiver, order or authorization of any Person or Governmental Entity that has not been obtained (except as set forth in Section 5.3 of the Buyers’ Disclosure Schedule), and (iii) do not and will not on the Closing Date conflict with, constitute a breach, violation or termination of any provision of any agreement or contract, whether written or otherwise, to which any of the Buyer Companies is a party or by which any of them is bound.
5.3 Approvals, Licenses and Authorizations
     Except as set forth in Section 5.3 of the Buyers’ Disclosure Schedule, no order, license, consent, waiver, authorization or approval of, or exemption by, or the giving of notice to, or the registration with, or the taking of any other action in respect of, any Person not a party to this Agreement, including any Governmental Entity, and no filing, recording, publication or registration in any public office or any other place is necessary on behalf of any of the Buyer Companies to authorize the execution, delivery and performance of this Agreement or any other agreement contemplated hereby to be executed and delivered by any of the Buyer Companies and the consummation of the Transactions (including, but not limited to, purchase of the Transferred Assets and the Shares, or to effect the legality, validity, binding effect or enforceability thereof.
5.4 No Litigation
     There is no Proceeding pending or, to the knowledge of the Buyers, threatened against or affecting any of the Buyer Companies, at law or in equity, before or by any Governmental Entity and, to the knowledge of the Buyers, no basis exists for any such Proceeding.
5.5 Finder’s Fees
     None of the Buyer Companies nor any Affiliate of the Buyer Companies nor The Sterling Group, L.P. nor any of its Affiliates has employed or retained any investment banker, broker, agent, finder or other party, or incurred any obligation for brokerage fees, finder’s fees or commissions, with respect to the Transactions, or otherwise dealt with anyone purporting to act in the capacity of a finder or broker with respect thereto whereby any Party other than the Buyer Companies or their Affiliates may be obligated to pay such a fee or a commission. The Buyers agree to indemnify and hold the Sellers, and their respective Affiliates harmless from and against any and all claims, liabilities or obligations with respect to all fees, commissions or expenses asserted by any Person on the basis of any act, statement, agreement or commitment alleged to have been made by the Buyers or any Affiliate of any Buyer Company with respect to any such fee, commission or expense.
5.6 GST Registration
     Each of the Buyers is a GST registrant and has a subsisting GST registration number under the ETA.
5.7 Tax Status
     Each of the Buyers is not a non-resident of Canada and is a taxable Canadian corporation for all purposes of the ITA.

5.8 Newco Share Consideration
     The Share Consideration to be delivered to the Sellers in connection with the purchase of the NACGI Exchange Shares and, if applicable, the Additional NACGI Exchange Shares will, when delivered, be duly authorized and validly issued as fully paid and non-assessable shares, free and clear of all Liens other than restrictions on sales or transfers of securities under applicable securities laws, restrictions under the Newco Preferred Shareholders Agreement and restrictions described in Section 5.8 of the Buyers’ Disclosure Schedule. Except as set forth in this Agreement, the Articles of Incorporation of Newco, the Newco Preferred Shareholders Agreement or in Section 5.8 of the Buyers’ Disclosure Schedule, there are no outstanding options, warrants, convertible securities, calls, rights, rights of first refusal, commitments, preemptive rights, agreements, subscriptions, arrangements or understandings of any character, whether contractual or arising by operation of law (i) obligating any Buyer Company to issue, deliver or sell, or cause to be issued, delivered or sold, additional shares in the capital of Newco or any securities or obligations convertible into or exchangeable for such shares or to grant, extend or enter into any such option, warrant, convertible security, call, right, commitment, preemptive right, agreement, arrangement or understanding, or (iii) otherwise relating to the issuance, purchase, other acquisition or voting of any shares in the capital of or other equity ownership in Newco.
5.9 Specified Financial Institution
     None of the Buyer Companies, nor any of their Affiliates involved in the Transactions is a specified financial institution or a specified person in relation to a specified financial institution for purposes of the ITA.
5.10 Pro-Forma Financial Information
     Attached as Section 5.10 of the Buyers’ Disclosure Schedule is a pro-forma consolidated balance sheet of Parent, prepared on the basis and upon the assumptions set forth therein.
5.11 Accuracy
     No representation, warranty or statement made by the Buyers (a) in this Agreement (including the Buyers’ Disclosure Schedule), or (b) to the knowledge of the Buyers, in any document, instrument, written information or written communication delivered or to be delivered by the Buyers or their representatives to the Sellers or their representatives in connection with this Agreement or the Transactions (including with respect to the Equity Financing Commitments, the Senior Secured Credit Facility, the High-Yield Financing and the Alternative Financing Commitment) (as any of the same may be supplemented, superceded, amended or corrected after delivery thereof and prior to the Closing Date) contains or will contain any untrue statement of a material fact or omits or will omit to state any material fact required to be stated therein or necessary in order to make the statements herein or therein not misleading.

ARTICLE 6
ADDITIONAL AGREEMENTS
6.1 Access to Information
(a)	In order to satisfy the requirements of Sections 6.1(b) and (c) and in order to enable the Buyers to verify that the other covenants and conditions contained in this Agreement have been complied with by the Sellers, until the Closing, the Sellers will furnish, and will cause the Companies to furnish, to the Buyers and their employees, officers, accountants, lawyers, agents, investment bankers, advisors, consultants, engineers, appraisers, potential lenders, potential investors and other authorized representatives (each, an “Authorized Person”) all financial, operating and other data and information concerning the assets, commitments, contracts, agreements and properties of the Companies, the Business and the Transferred Assets as the Buyers and the Authorized Persons shall from time to time reasonably request and the Sellers will afford to the Buyers and the Authorized Persons reasonable access to the offices, properties, books, records, contracts and documents of the Companies and such Persons will be given a reasonable opportunity to ask questions of, and receive answers from, representatives of the Companies and of the Sellers with respect to the Business and Transferred Assets. The Sellers will cause the Companies to afford the Buyers and the Authorized Persons reasonable access to employees of the Companies and shall assist the Buyers and the Authorized Persons in communications with supplier, vendors, customers and other Persons having business relationships with any of the Companies, all as the Buyers may reasonably request.

(b)	The Sellers will reasonably cooperate with the Buyers and the Authorized Persons in the preparation of any documents or other materials that may be required by any Governmental Entity.

(c)	The Sellers acknowledge that the Buyers or their Affiliates may cause one or more information or offering memoranda or filings under applicable securities laws to be prepared and used in connection with the Buyers’ financing of the Transactions and the ongoing working capital needs of the Business following Closing (collectively referred to herein as “Financing Documents”). The Sellers agree to use their reasonable commercial efforts to provide and to cause the NACGI Companies to provide to the Buyers access to, and to permit the use of, all information necessary with respect thereto, and to cooperate with the Buyers in any reasonable manner and to cause the NACGI Companies to cooperate with the Buyers in any reasonable manner, in connection with such financing, including access to all personnel necessary to consummate such financing, all at such times, in such manner, and upon such notice as to avoid undue disruption to the Business. In addition, the Sellers shall request the Companies’ independent accountants to consent to the inclusion of their report or reports in, and to issue a comfort letter in connection with, any Financing Documents. The Sellers shall use their reasonable commercial efforts to deliver to the Buyers and their financing providers in a timely manner and cause the respective officers and employees of the NACGI Companies (in their capacities as officers and employees and not in their personal capacities or with personal liability) to execute and deliver or cause to be executed and delivered such agreements, documents, instruments, certificates as to financial and solvency matters and consents as are customarily delivered in connection with comparable financings and as may be reasonably requested by the Buyers and their financing providers in connection with such financing. The Sellers shall make the management personnel of the Companies available to participate in “road shows” and similar presentations to potential lenders and investors and in the preparation of offering memoranda, private placement memoranda, prospectuses and similar documents, provided that such activities do not unduly interfere with the performance by such management personnel of their duties to the Companies and the Buyers pay the out-of-pocket costs of management’s participation in such matters.
(d)	Each Party agrees to hold in confidence all, and not to disclose to others for any reason whatsoever any, non-public information received by it or its representatives from any other Party in connection with the Transactions except: (i) as required by law; (ii) for disclosure to officers, directors, employees and representatives of such Party as necessary in connection with the Transactions; and (iii) for information that becomes publicly available other than through such Party; provided, that the Buyers and their Affiliates may disclose non-public information to the Authorized Persons who agree to hold in confidence such information to the same extent as provided in this Section 6.1(d) (and the Buyers hereby agree to cause such Authorized Persons to so hold in confidence such information and to be responsible for any breach of this provision by such Authorized Persons), and the Buyers and their Affiliates and the Authorized Persons may disclose such information as they deem necessary on a confidential basis in offering memoranda, loan syndication materials and other offering materials in connection with the financing of the Transactions. If the Transactions are not consummated, each Party (A) will return to each of the other Parties all non-public documents and other material obtained from such other Parties, and all copies, summaries and extracts thereof, or certify to such other Parties that such information has been destroyed (except for one copy thereof that may be retained by it and each of its representatives (to the extent and only for such documents that their advice may have been based upon) in a safe and secure location for purposes of evidencing compliance with this Agreement and in accordance with applicable law) and (B) agrees not to use for its own benefit or for the benefit of any other Person any non-public information received by it or its representatives or Affiliates from the other Parties in connection with the Transactions. If the Transactions are consummated, the Buyers and the Authorized Persons shall not be bound by this Section 6.1(d).

6.2 Conduct of the Business
     From and after the date hereof until the Closing, except as expressly authorized by this Agreement or as expressly consented to in writing by the Buyers, and provided that nothing in this Section 6.2 shall preclude the payment of bonuses, shareholder loans, management fees, dividends or other cash distributions by the Companies, the Sellers shall, and shall cause each of the Companies to:
(a)	operate the Companies, the Business and the Transferred Assets only in the usual, regular and ordinary manner with a view to maintaining the goodwill that the Companies now enjoy and, to the extent consistent with such operation, will use all reasonable efforts to preserve intact their present business organizations, keep available the services of their employees and preserve their relationship with their customers, suppliers, distributors and other Persons having business relations with them;
(b)	maintain the assets and properties of the NACGI Companies and the Transferred Assets in a good and serviceable operating condition and fit for the particular purposes used in their business in a manner consistent with past practices and maintain the quantities and condition of Inventory, Parts Inventory and Supplies in a manner consistent with past practices;
(c)	maintain the books of account and records relating to the Companies and to the Business in the usual, regular and ordinary manner, in accordance with the usual accounting practices of the Companies applied on a consistent basis;
(d)	comply with all applicable statutes, laws, orders and regulations applicable to the Business except where the failure to so comply, singly or in the aggregate, is not Material;
(e)	not sell, assign, transfer, lease or otherwise dispose of any of the assets or properties of any of the Companies or any of the leased or rented Equipment or Entitlements with respect thereto listed in Part 1of Section 4.4(a)(ii) of the Sellers’ Disclosure Schedule except for (i) the consumption of Inventory and Supplies in the usual and ordinary course of business, (ii) the sale or disposition of owned Equipment (other than returns of leased or rented Equipment) in the usual and ordinary course of business only if, after giving effect thereto, the value of Equipment sold or disposed of (excluding such returns) since August 31, 2003 does not exceed C$250,000, and (iii) returns of leased or rented Equipment not listed in Part 1 of Section 4.4(a)(ii) of the Sellers’ Disclosure Schedule in the ordinary course of business;
(f)	preserve and maintain all rights that the Companies now enjoy in and to the Intellectual Property and not sell, assign, transfer, lease or otherwise dispose of any Intellectual Property;

(g)	not mortgage, pledge or otherwise create a security interest or permit there to be created or exist any Liens on the assets or properties of any of the NACGI Companies or on the Transferred Assets other than the Permitted Liens;
(h)	not enter into any capital lease or incur any obligation (direct or contingent) for borrowed money, purchase money indebtedness or capital lease obligations, whether or not evidenced by a note, bond, debenture, lease or similar instrument, except for draws under the Company Revolving Credit Loan Documents and under the Shareholder Loan in the ordinary course of business (it being acknowledged that capital leases shall not include operating leases or rental agreements);
(i)	not enter into any contract, agreement, commitment or lease (other than any contract, agreement, commitment or lease requiring the expenditure or a series of related expenditures of funds of less than C$1,000,000 or involving or which may involve the receipt by the Companies or any of them of less than C$1,000,000 over the term thereof, provided that any such contract, agreement, commitment or lease that is an operating lease or rental agreement is permitted under Section 6.11(b));
(j)	not amend or modify any contract, agreement, commitment or lease to which any Company is a party, except in instances that are not Material;
(k)	not consent to the termination of any contract, agreement, commitment or lease (except in the case of returns of leased or rented Equipment not listed in Part 1 of Section 4.4(a)(ii) in the ordinary course of business) to which any Company is a party that is Material, or waive any of the rights of any the Companies with respect thereto that are Material;
(l)	not permit any insurance policy naming any of the Companies as a beneficiary or a loss payee to be cancelled or terminated or any of the coverage thereunder to lapse unless simultaneously with such termination or cancellation replacement policies providing substantially the same coverage are in full force and effect;
(m)	pay all accounts payable in a manner consistent with past practice; comply with and perform other obligations under and pay all payments required by any contract, agreement, commitment or lease to which any Company is a party except for instances of non-compliance or non-performance that are not, singly or in the aggregate, Material; and pay all Taxes other than Closing Future Tax Liabilities and other than Taxes that are being contested in good faith and for which adequate reserves exist and that would not result in a Lien being imposed on any assets or properties of any of the NACGI Companies or on the Transferred Assets;

(n)	not make any Tax elections that would affect any of the Companies, Newco or Acquisition Corp. or change any method or classification of accounting or application of any principles under GAAP;
(o)	not change the terms of employment of any officer or senior employee or increase the compensation or rate of compensation or commissions, severance payments or bonuses payable by any of the Companies to any of its employees that is not consistent with past practice;
(p)	not purchase, redeem or otherwise cancel any of the shares in the capital of any of the NACGI Companies;
(q)	not authorize or issue, sell, pledge, dispose of or encumber or grant any other Person the right to vote any shares in the share capital of any of the NACGI Companies, including the Shares;
(r)	not grant any stock options or rights to acquire shares or voting rights with respect thereto in the capital of the NACGI Companies including the Shares;
(s)	not amend or otherwise modify the organizational documents or bylaws of any of the NACGI Companies;
(t)	not amend any Company Benefit Plan, Retirement Plan or Collectively Bargained Plan except as required by law or this Agreement;
(u)	make all capital and maintenance expenditures in a timely manner in accordance with past practices;
(v)	not accelerate the collection of Accounts Receivable in a manner that is inconsistent with past practices;
(w)	not acquire (by merger, exchange, consolidation, amalgamation, acquisition of stock or assets or otherwise) any other Person, business organization or division or change the fundamental nature of the Business;
(x)	fail to comply with all Company Benefit Plans, Retirement Plans and Collectively Bargained Plans except instances of non-compliance that are not, singly or in the aggregate, Material;
(y)	not settle any Proceeding for an amount in excess of C$100,000 or that, in the Opinion of the Sellers, would have an adverse effect on future operations of the Business that is Material; and
(z)	promptly notify the Buyers in writing if any Seller, either Principal or any Company becomes aware of any change that shall have occurred or that shall have been threatened (or any development that shall have occurred or that shall have been threatened involving a prospective change) that, in the Opinion of the Sellers, adversely affects or could reasonably be expected to adversely affect the assets, rights, liabilities, financial condition, results of operation, operations, prospects or value of any Company or the Business by C$500,000 or more, whether or not occurring in the ordinary course of business.
6.3 Regulatory Approvals
     Each of the Parties shall promptly execute and file or join in the execution and filing of any application or other document that may be necessary in order to obtain the authorization, approval or consent of any Governmental Entity which may be reasonably required, or which another Party may reasonably request, in connection with the consummation of the Transactions. Each of the Parties shall use its commercially reasonable efforts to promptly obtain such authorizations, approvals and consents. Without limiting the generality of the foregoing, as promptly as practicable after the execution of this Agreement, each of the Sellers and the Buyers shall make all required filings, if any, with the United States Federal Trade Commission and the Antitrust Division of the United States Department of Justice under the Hart-Scott Rodino Antitrust Improvements Act of 1976 and shall make such filings, if any, as are necessary under the Investment Canada Act (Canada) and the Competition Act (Canada). Each Party shall promptly notify the other Parties of any communication to that Party from any Governmental Entity and consult with the others regarding any proposed communication to any Governmental Entity in respect of any filings, investigation or other inquiry and to the extent appropriate give the other the opportunity to attend and participate therein. Subject to the execution of an appropriate confidentiality agreement, and the joint defense privilege, each of the Parties will coordinate and cooperate fully with the other Parties in providing and exchanging such information (either directly or through counsel) and providing such assistance as the other Parties may reasonably request in connection with the foregoing. Each of the Parties agrees to use its commercially reasonable efforts to respond promptly to and comply fully with any request for additional information or documents under other applicable laws. Subject to any such confidentiality agreement and the joint defense privilege, counsel for any Party may provide to counsel for any other Party correspondence, filings or communications (or memoranda setting forth the substance thereof) between such Party or any of its representatives, on the one hand, and any Governmental Entity or members of its staff, on the other hand, with respect to this Agreement and the Transactions.
6.4 Negotiation with Others
     The Sellers and the Principals agree that from the date hereof until the Closing Date or the termination of this Agreement pursuant to Article 11, none of the Sellers nor the Principals nor any of their respective Affiliates, including the Companies, will, directly or indirectly, through any representative or otherwise, solicit or entertain offers from, negotiate with or in any manner encourage, discuss or accept, consummate or consider any proposal or offer from, or transaction with, any Person other than the Buyers or any of their Affiliates with respect to the sale or other disposition, directly or indirectly, pursuant to a merger, consolidation, asset purchase, share purchase, reorganization, recapitalization or otherwise, any equity securities or assets of any of the Companies, the Business or any of the Transferred Assets, except the sale, consumption or disposition of Inventory and

Equipment in the ordinary course of business and otherwise permitted under Section 6.2(e) and transfers of the Excluded Assets.
6.5 Information
     During the period from the date hereof to the Closing Date, the Buyers and the Sellers will promptly inform each other in writing of any claim, action or any proceeding commenced against such Party with respect to the Transactions or any assets or properties of any of the NACGI Companies or the Transferred Assets.
6.6 Delivery of Documents
(a)	At the Closing, the Sellers shall deliver to Acquisition Sub all Documents and Other Papers relating to each of the NACGI Companies, the Business and the Transferred Assets that are in the Sellers’ or the Principals’ Possession or Control including, without limitation, all files relating to the Financial Statements, the Accounts Receivable, the Buyer Assumed NAEL Liabilities, the Buyer Retained NACGI Liabilities, computer disks reflecting any Documents or Other Papers, or other information or data relating to the operation of each of the NACGI Companies, the Business or the Transferred Assets stored on any electronic media, including computers. Acquisition Corp. agrees to provide the Sellers with access to such Documents and Other Papers (i) for a reasonable time period after the Closing Date, to the extent required for financial accounting or legal purposes, and (ii) for 6 years after the Closing Date, to the extent required for Tax purposes, in either case, on a reasonable basis during normal business hours, and to permit copies to be made of such Documents and Other Papers as may reasonably be needed at the Sellers’ expense; provided, however, that Acquisition Corp. may notify the Sellers at any time at least thirty (30) days prior to the date any such Documents or Other Papers are designated by Acquisition Corp. to be destroyed and shall permit the Sellers to make copies of or take possession of any such Documents or Other Papers designated for destruction. All such Documents and Other Papers to which the Sellers are provided access or are copied by or delivered to the Sellers shall be maintained by the Sellers in confidence except to the extent required to be disclosed under law or in furtherance of any defense by the Sellers or any Affiliate of the Sellers to any action, suit or proceeding against the Sellers or any Affiliate of the Sellers; provided, however, the Buyers shall be advised of any such proposed disclosure in advance and be entitled to seek a limitation on the use of such information and scope of such disclosure.
(b)	The Sellers agree to provide Acquisition Corp. with access to Documents and Other Papers or other information or data relating to the Seller Assumed NACGI Liabilities or the Seller Retained NAEL Liabilities including, without limitation, all files relating to the Seller Retained NAEL Liabilities and the Seller Assumed NACGI Liabilities, computer disks reflecting any such Documents and Other Papers, or other information relating to the Seller

Retained NAEL Liabilities or the Seller Assumed NACGI Liabilities stored on any electronic media, including computers, in any such case not delivered to Acquisition Sub pursuant to clause (a) above (i) for a reasonable time period after the Closing Date, to the extent required for financial accounting or legal purposes, and (ii) for 6 years after the Closing Date, to the extent required for Tax purposes, in either case, on a reasonable basis during normal business hours, and to permit copies to be made of such Documents and Other Papers and other information relating to the Seller Assumed NACGI Liabilities or the Seller Retained NAEL Liabilities not delivered to Acquisition Sub pursuant to clause (a) as may reasonably be needed at Acquisition Corp.’s expense; provided, however, that the Sellers may notify Acquisition Corp. at any time at least thirty (30) days prior to the date any such Documents or Other Papers or other information are designated by the Sellers to be destroyed and shall permit Acquisition Corp. to make copies of or take possession of any such Documents or Other Papers or other information designated for destruction. All Documents and Other Papers relating to the Seller Assumed NACGI Liabilities or the Seller Retained NAEL Liabilities not delivered to Acquisition Sub pursuant to clause (a) to which Acquisition Corp. is provided access or are copied by or delivered to Acquisition Corp. shall be maintained by Acquisition Corp. in confidence except to the extent required to be disclosed under law or in furtherance of any defense by Acquisition Corp. or any Affiliate of Acquisition Corp. to any action, suit or proceeding against Acquisition Corp. or any Affiliate of Acquisition Corp.; provided, however, the Sellers shall be advised of any such proposed disclosure in advance and be entitled to seek a limitation on the use of such information and scope of such disclosure.
6.7 Further Assurances
     The Sellers shall execute, acknowledge and deliver or cause to be executed, acknowledged and delivered to the Buyers at the Closing or to Newco or Acquisition Corp. thereafter such transfers, bills of sale, assignments, assumption agreements, and other instruments of transfer, assignment, conveyance and assumption, in form and substance satisfactory to counsel for the Buyers or Acquisition Corp., as shall be necessary to vest in the Buyers or Acquisition Corp. all the right, title and interest in and to the Shares and the Transferred Assets free and clear of all Liens (other than those Liens created by the Buyers and other than restrictions on sales or transfers of securities under applicable securities laws) and to evidence the assumption of the Seller Assumed NACGI Liabilities and the retention by the Sellers of the Seller Retained NAEL Liabilities and shall use their reasonable commercial efforts to cause to be taken such other action as the Buyers or Acquisition Corp. reasonably may require to more effectively implement and carry into effect the Transactions. Acquisition Corp. shall execute, acknowledge and deliver or cause to be delivered to the Sellers at the Closing or thereafter such assumption agreements and other instruments of assumption, in form and substance satisfactory to counsel for the Sellers, as shall be necessary to evidence the assumption by Acquisition Corp. of the Buyer Assumed NAEL Liabilities and the retention by the NACGI Companies of the Buyer Retained NACGI Liabilities.

6.8 Nondisclosure of Proprietary Information
(a)	The Sellers and each of the Principals agree that, from and after the Closing, they and their Affiliates and Mr. Yvon Gouin shall hold in confidence and will not directly or indirectly at any time reveal, report, publish, disclose or transfer to any Person other than the Buyers any of the Proprietary Information that is not generally known to the public or utilize any of the Proprietary Information for any purpose and, not for a period of five (5) years solicit or hire any employees of any of the Companies who are currently employed or may be employed as of the Closing by any of the Companies or the Buyers or any Affiliate thereof. For greater certainty, this Section 6.8(a) shall not apply to (A) general solicitations or advertisements in newspapers, magazines, trade journals, web sites or similar media, or (B) employees who are hired pursuant to solicitations or inquiries initiated by such employees.
(b)	The Sellers and each of the Principals acknowledge that all documents and objects containing or reflecting any Proprietary Information, whether developed by the Sellers, either Principal, the NACGI Companies, or by someone else for the Sellers, either Principal or the NACGI Companies, will after the Closing be the property of the NACGI Companies or the Buyers and be delivered to the NACGI Companies or the Buyers.
(c)	Because of the unique nature of the Proprietary Information, the Sellers, and each of the Principals agree that the breach or anticipated breach of the obligations under this Section 6.8 will result in immediate and irreparable harm and injury to the Buyers, for which they will not have an adequate remedy at law, and that the Buyers and their successors and assigns shall be entitled to relief in equity to enjoin such breach or anticipated breach and to seek any and all other legal and equitable remedies to which they may be entitled.
6.9 Use of Corporate Names
     All uses of the names of the NACGI Companies or any derivations thereof (excluding the name “Norama,” which may continue to be used by the Sellers) (collectively, the “Names”) are being transferred to the Buyers as part of the Transactions. The Sellers agree not to take any action that could reasonably be expected to adversely affect the right of the Buyers or the NACGI Companies to the Names or cause confusion with respect to the use of the Names by the NACGI Companies or the Buyers. All goodwill with respect to the use of the Names will inure to the benefit of the NACGI Companies and the Buyers, and the Sellers will not have any rights to sue or recover against any Person with respect to the use of the Names. Within 60 days after the Closing, the Sellers agree to take all necessary action to change NAEL’s name to one bearing no resemblance to the Names or any derivations thereof and will forever cease to use the Names. From and after the Closing Date, neither the Sellers nor the Principals shall use any of the Names for commercial purposes.

6.10 Covenant not to Compete with the Business
     Each of the Principals shall on the Closing Date enter into a non-competition agreement in the form attached as Exhibit 6.10 hereto.
6.11 Covenants Regarding Indebtedness and Equipment Leases and Rentals
(a)	On the Closing Date, the Sellers and the Buyers shall instruct the Escrow Agent to use the monies in the Closing Date Obligations Fund to pay in full on the Closing Date:
(i)	all Closing Company Indebtedness;

(ii)	all Closing Lease Obligations; and

(iii)	the Closing Tax Liability (to the extent due as of the Closing Date);
provided, however, that if the monies in the Closing Date Obligations Fund are not sufficient to pay in full all such amounts, the Sellers shall pay the remainder in full when due either (A) to the Person entitled to such payment, or (B) if such remainder has been paid by either Buyer or any NACGI Company, to such Buyer or NACGI Company. All amounts remaining in the Closing Date Obligations Fund after making such payments on the Closing Date shall be disbursed as provided in the Escrow Agreement.
(b)	Without the prior written consent of the Buyers, neither NAEL nor any of the Companies shall enter into any operating leases or rental agreements from the date hereof to the Closing Date if, as a result thereof, the aggregate remaining payments due under all operating leases and rental agreements for the period commencing on the Closing Date and concluding at the end of the terms of such operating leases and rental agreements or the first dates on which the equipment under such operating leases and rental agreements can be returned without penalty, would exceed C$500,000.
6.12 Delivery of Releases
     At the Closing, (a) the Buyers shall deliver to the Sellers releases and discharges, executed by the applicable creditors of NAEL in form and substance satisfactory to the Sellers (acting reasonably), of the indebtedness, liabilities and obligations of NAEL constituting a part of the Buyer Assumed NAEL Liabilities, provided that such releases and discharges shall not be required from ordinary unsecured trade creditors; and (b) the Sellers shall deliver to the Buyers releases and discharges, executed by the holders of or lessees or obligees under or with respect to the Closing Company Indebtedness, the Closing Lease Obligations (other than the Accepted Lease/Rental Agreements) and, if applicable, the obligees of the liabilities and obligations paid pursuant to Sections 6.11(a)(iii), in form and substance satisfactory to the Buyers (acting reasonably) of the indebtednesses, obligations and liabilities described in Section 6.11(a).

6.13 Additional Agreements
     In connection with the Closing, the Parties and other Persons specified below shall enter into the additional agreements listed below:
(a)	the Newco Preferred Shareholders Agreement among Newco and Norama;
(b)	the Noncompetition Agreement referred to in Section 6.10 among the Principals, and Acquisition Corp.; and
(c)	the Escrow Agreement among Acquisition Corp., the Sellers and the Escrow Agent.
6.14 Consents and Estoppels
     The Sellers shall obtain and deliver to the Buyers at Closing all consents necessary under the contracts, leases and permits listed in Section 6.14 of the Sellers’ Disclosure Schedule and shall use their reasonable commercial efforts to obtain and deliver to the Buyers at Closing estoppel certificates, dated no earlier than the Closing Date, executed by the lessor under each of such leases (excluding Office Furniture leases), such consents and estoppel certificates to be in form and substance acceptable to the Buyers (acting reasonably). All expenses incurred in connection with obtaining any such consents and estoppels shall be paid by the Sellers.
6.15 Certain Tax Matters
(a)	The Parties agree to report the sale and purchase of the Transferred Assets and the Shares for all federal, provincial and local Tax purposes in a manner consistent with Exhibit 2.4.
(b)	Acquisition Corp. and NAEL agree to elect jointly in the prescribed form under section 22 of the ITA as to the sale of the Transferred Assets that are described in section 22 of the ITA and to designate in such election an amount equal to the portion of the Purchase Price allocated to such assets pursuant to Section 2.4 as the consideration paid by Acquisition Sub therefor.
(c)	On the Closing Date, or as soon as practically possible after the Closing, Date, NAEL shall deliver to Acquisition Corp. a duplicate copy of the certificate issued pursuant to section 99 of the Social Services Tax Act (British Columbia) in respect of the sale and transfer of the Transferred Assets in British Columbia.
(d)	To the extent Transferred Assets located in British Columbia constitute tangible personal property held for resale, for incorporation into goods to be held for resale or with respect to any exempt manufacturing equipment, on or before the Closing Date, Acquisition Sub shall provide to NAEL Acquisition Sub’s provincial sales tax vendor registration number issued pursuant to the Social Service Tax Act (British Columbia) and, in respect of any exempt manufacturing equipment, a properly completed Certificate of Exemption.
(e)	On the Closing Date, or as soon as practically possible after the Closing Date, NAEL shall deliver to Acquisition Corp. a duplicate copy of the certificate used pursuant to section 51 of The Revenue and Financial Services Act (Saskatchewan) in respect of the sale and transfer of the Transferred Assets located in Saskatchewan.
(f)	To the extent that the Transferred Assets located in Saskatchewan constitute tangible property held for resale, for incorporation into goods to be held for resale, or for use as prototypes for research and development purposes, on or before Closing, or as soon as practically possible after the Closing Date Acquisition Corp. shall provide to NAEL Acquisition Corp.’s provincial sales tax vendor registration number issued pursuant to the Provincial Sales Tax Act (Saskatchewan).
6.16 Termination or Amendment of Certain Agreements
     The Sellers agree to cause all agreements, except those described in Section 6.16 of the Sellers’ Disclosure Schedule, between any NACGI Company and Norama, NAEL or any Insider to be terminated as of the Closing Date with full releases of all claims of each party thereunder and to amend as of the Closing Date certain of the agreements described in Section 6.16 of the Sellers’ Disclosure Schedule as set forth in such Section (except for amounts payable thereunder as at the Closing Date).
6.17 Debt Pay-Off Agreements
     The Sellers shall, as soon as reasonably practicable following execution of this Agreement:
(a)	provide to the Buyers true and correct copies of (i) each agreement, lease, contract, commitment, indenture, note or other instrument evidencing or securing, or pursuant to which any Company has incurred, any indebtedness for borrowed money, capitalized lease obligation, or obligation properly classified as indebtedness or debt under GAAP, (ii) each swap, derivative or exchange agreement, letter of credit reimbursement agreement or agreement or guarantee pursuant to which any Company has any liability (direct or contingent) for any indebtedness or obligation of any Person (other than the endorsement of negotiable instruments in the ordinary course of business), and (iii) each other lease, rental or other agreement to which any Company is a party evidencing any Closing Lease Obligation;
(b)	in consultation with the Buyers, commence negotiations with the lessors under the leases and rental agreements to be paid out as set forth in Section 6.11(a) and the holders of all indebtedness to be paid out under Section 6.11(a) (collectively, the “Debt”) (i) to obtain pay-off amounts for all of the

Debt (which may be a specified amount as of a specified date subject to adjustment for daily interest charges and prepayments) and (ii) to enter into written procedures with respect to (A) the payment of the Debt, (B) the delivery of releases, termination statements, and such waivers or consents as may be required in order to discharge the Debt as of the Closing Date and release all Liens securing the Debt and, (C) in the case of leases and rental agreements, the transfer the title to the property subject thereto to NAEL or NACGI Company, as the lessee thereunder (the “Debt Pay-Off Agreements”), the Debt Pay-Off Agreements to contain such terms and conditions as reasonably requested by the Buyers.
The Sellers shall not, without the Buyers’ prior written consent, waive, amend or terminate any Debt Pay-Off Agreement.
6.18 Notification of Certain Matters
     The Sellers shall give prompt notice to the Buyers of (a) the occurrence or non-occurrence of any event that occurrence or non-occurrence of which would be likely to cause any representation or warranty of the Sellers or the Principals contained in this Agreement to be untrue or inaccurate and (b) any failure of the Sellers or the Principals to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by any of them hereunder; provided, however, that the delivery of any notice by the Sellers pursuant to this Section 6.18 shall not limit or otherwise affect the remedies available to the Buyers hereunder.
6.19 Tax Returns
(a)	The Sellers shall cause all income and capital Tax Returns of the NACGI Companies that relate to Taxable Periods and are not due for filing until after the Closing Date to be prepared and submitted to Acquisition Corp. for approval at least 30 Business Days before the filing due-date thereof. Acquisition Corp. shall provide the Sellers access to such books and records of the NACGI Companies as the Sellers may reasonably request for purposes of preparing such Tax Returns. After approval by Acquisition Corp. of such Tax Returns, Acquisition Corp. shall, on a timely basis cause the NACGI Companies to file the Tax Returns applicable to them.
(b)	Acquisition Corp. shall promptly forward to the Sellers all written notifications and other written communications from any Governmental Entity received by Acquisition Corp. or any one of the NACGI Companies in relation to Taxes of the NACGI Companies for all Taxable Periods, and shall promptly inform the Sellers of any audit proposed to be undertaken and any adjustment proposed in writing to be made by any Governmental Entity in respect of a Taxable Period. Notwithstanding the obligation of Acquisition Corp. to give prompt notice as required above, the failure of Acquisition Corp. to give prompt notice shall not relieve the Sellers and the Principals of their obligations under this Agreement except to the extent (if any) that the Sellers or the Principals shall have been significantly prejudiced thereby.
ARTICLE 7
BUYERS’ CONDITIONS
     The obligation of the Buyers to purchase the Shares and the Transferred Assets as contemplated hereby is, at the option of the Buyers, subject to the satisfaction on or before the Closing Date of the conditions set forth below, any of which may be waived by the Buyers in writing (unless prohibited by law); provided, however, the Buyers’ election to proceed with the Closing shall not be deemed a waiver of any breach of any representation, warranty or covenant herein and such action shall not prejudice the Buyers’ right to recover Damages for any such breach.
7.1 Representations, Warranties and Covenants
     The representations and warranties of the Sellers and the Principals contained in this Agreement shall be true, correct and complete in all respects on and as of the Closing Date with the same force and effect as though such representations and warranties had been made or given on and as of such date, except for inaccuracies therein that are not Materially Adverse. Each and all of the agreements and covenants of the Sellers and the Principals to be performed or complied with by them on or before the Closing Date pursuant to this Agreement shall have been performed or complied with in all respects except for non-performance or non-compliance that is not Materially Adverse. Each of the Key Employees, in their capacities as officers of NACGI (and not in their personal capacity or with personal liability), shall have delivered to the Buyers a certificate, dated the Closing Date, regarding the matters set forth in this Section 7.1 with a schedule attached thereto containing a true and correct version of the Sellers’ Disclosure Schedule updated to the Closing Date.
7.2 Good Standing or Status
     The Sellers shall have delivered to the Buyers certificates issued by appropriate Governmental Entities evidencing the good standing or status of the Sellers, and the Companies, as of a date not more than five calendar days prior to the Closing Date, in each jurisdiction specified in Section 4.1(a) of the Sellers’ Disclosure Schedule.
7.3 Certificates, Notes and Instruments of Transfer
     The Sellers shall have delivered to the Buyers all share certificates representing the Shares and shall have executed, acknowledged and delivered to the Buyers such transfers, bills of sale, assignments, assumption agreements and other instruments of transfer, assignment, conveyance and assumption as shall be reasonably requested by the Buyers to vest in the Buyers all the right, title and interest in and to the Shares and the Transferred Assets, (including, without limitation, Equipment transferred to NAEL upon pay-out of Closing Lease Obligations required to be paid out pursuant hereto), the assumption by the Sellers of the Seller Assumed NACGI Liabilities and the retention by NAEL of the Seller Retained NAEL Liabilities and to vest in the applicable NACGI Company all right, title and interest in the Equipment subject to Closing Lease Obligations of such NACGI Company.
7.4 No Litigation
     No preliminary or permanent injunction or other order of any court or other Governmental Entity shall be in effect or threatened nor shall there be in effect any statute, rule, regulation or executive order promulgated or enacted by any Governmental Entity that, in any such case, prevents the consummation of the Transactions. No Proceeding before any Governmental Entity shall have been commenced or threatened by any Person (other than the Buyers or their Affiliates or The Sterling Group, L.P. or its Affiliates) seeking to prevent the sale of the Shares or the Transferred Assets or asserting that the sale of all or a portion of the Shares or the Transferred Assets would be unlawful.
7.5 Other Documents
     All certificates and documents required under this Agreement shall be in substantially the forms required by this Agreement. The additional agreements referred to in Section 6.13 shall have been executed and delivered by the Persons named therein as parties thereto other than the Buyers.
7.6 Licenses, Consents and Approvals
     All licenses, consents and approvals of Governmental Entities required for the consummation of the Transactions shall have been obtained.
     The Sellers shall have delivered to the Buyers a copy of each of the licenses, consents, approvals and other authorizations to be obtained by the Sellers from Governmental Entities necessary or appropriate for the Sellers to consummate the Transactions.
7.7 Consents of Third Persons
     All consents, estoppels and releases from third Persons necessary for the consummation of the Transactions, including without limitation those referred to in Sections 6.12 and 6.14, the failure to obtain which would be Material, shall have been obtained on terms satisfactory to the Buyers (acting reasonably) and delivered to the Buyers.
7.8 Legal Opinions
     The Buyers shall have been furnished with an opinion of Fraser Milner Casgrain LLP, counsel to the Sellers and the Principals, that, among other things, (a) this Agreement and the Transactions have been authorized by all necessary action on the part of the Sellers, and (b) this Agreement constitutes a legal, valid and binding obligation of each of the Sellers and the Principals and is enforceable against each of the Sellers and the Principals in accordance with its terms, except as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar laws from time to time in effect that affect creditors’ rights generally and by legal and equitable limitations on the availability of specific remedies.
7.9 Resignations
     The Buyers shall have received written resignations from all of the directors and officers of the NACGI Companies.
7.10 Release of Liens
     All Liens (other than Permitted Liens) on the Transferred Assets and the assets of the NACGI Companies shall be released at Closing and satisfactory evidence of the release of such Liens and the termination of any financing statements relating thereto shall be provided to the Buyers at Closing.
7.11 No Material Change
     On the Closing Date, the Buyers shall be satisfied that no Material Adverse Change has occurred since March 31, 2003.
7.12 Financing
     The conditions to the Equity Financing Commitments, the conditions to the funding of the Senior Secured Credit Facility, and either the conditions to the High-Yield Financing or the Alternative Financing Commitment shall have been satisfied or waived, and the funds to be made available to Parent and Holdco thereunder shall be available to them, in each such case provided that the failure by Sterling Group Partners I, L.P. to fund its equity investment in Parent pursuant to its Equity Financing Commitment, if all conditions to such funding as set forth in such Equity Financing Commitment (other than such funding itself) are satisfied or waived, in and of itself shall not be a condition to the obligation of the Buyers to purchase the Shares and the Transferred Assets hereunder.
7.13 Organizational Documents
     The Sellers shall have delivered to the Buyers a copy of the Certificate of Incorporation or other governing instrument of each of the NACGI Companies, certified by the appropriate governmental officers or other Persons of the jurisdiction of organization of such NACGI Company.
7.14 No Adverse Governmental Action
     No Proceeding, law, or legislation shall have been instituted, threatened or proposed before any Governmental Entity or legislative body which is related to or arises out of the businesses of the Companies, if such Proceeding, law or legislation, in the reasonable judgment of the Buyers, would make it inadvisable to consummate the Transactions.

7.15 Company Debt Agreements
     No later than three Business Days prior to the scheduled Closing Date, the Sellers shall have delivered to the Buyers (i) the Debt Pay-Off Agreements executed by each holder of obligations to be paid out under Section 6.11(a), (ii) a certificate of the Sellers that such Debt Pay-Off Agreements cover all of the obligations to be paid out under Section 6.11(a), and (iii) all executed releases, termination statements, waivers, consents and title transfer documents required under the Debt Pay-Off Agreements.
7.16 Bonding Arrangements
     The Buyers shall have received confirmation, in form and content satisfactory to the Buyers, acting reasonably, that a bonding facility will be made available to Acquisition Corp. and the NACGI Companies from and after the Closing Date having (a) minimum single contract limits and aggregate contract limits of (i) C$20,000,000 and C$50,000,000, respectively, with the Buyers providing a letter of credit in support of the bonding arrangements in the maximum amount of C$10,000,000, or (ii) C$25,000,000 and C$75,000,000, respectively, with the Buyers providing a letter of credit in support of the bonding arrangements in the maximum amount of C$15,000,000, (b) rates, premiums and fees reasonably comparable to the rates, premiums and fees then available in the construction industry for bonding facilities which are similar to the type described above and which are provided to construction companies having creditworthiness similar to the collective creditworthiness of the Buyer Companies, Acquisition Corp. and the NACGI Companies and (c) such other terms and conditions as are generally accepted in the bonding industry; provided that this condition shall only be applicable if between the date hereof and the Closing Date the Buyers shall have used their reasonable commercial efforts to ensure that this condition is satisfied on or before the Closing Date and shall have also used their reasonable commercial efforts to have such bonding facility put in place on or before November 12, 2003.
ARTICLE 8
SELLERS’ CONDITIONS
     The obligation of the Sellers to transfer the Shares and the Transferred Assets as contemplated hereby is, at the option of the Sellers, subject to the satisfaction on or before the Closing Date of the conditions set forth below, any of which may be waived by the Sellers in writing (unless prohibited by law); provided, however, the Sellers’ election to proceed with the Closing shall not be deemed a waiver of any breach of any representation, warranty or covenant herein and such action shall not prejudice the Sellers’ rights to recover Damages for any breach.
8.1 Representations, Warranties and Covenants
     The representations and warranties of the Buyers contained in this Agreement shall be true, correct and complete in all material respects on and as of the Closing Date with the same force and effect as though such representations and warranties had been made or given on and as of such date. Each and all of the agreements and covenants of the Buyers to be performed or complied with by them on or before the Closing Date pursuant to this Agreement shall have been performed or complied with in all material respects. The Buyers shall have delivered to the Sellers a certificate signed by one of their duly authorized officers, dated the Closing Date, regarding the matters set forth in this Section 8.1.
8.2 Good Standing
     The Buyers shall have delivered to the Sellers certificates issued by appropriate Governmental Entities evidencing the good standing of the Buyers, as of a date not more than five calendar days prior to the Closing Date, in each jurisdiction specified in Section 4.1(a) of the Buyers’ Disclosure Schedule.
8.3 Purchase Price
     The Buyers shall have delivered the Closing Cash Consideration minus the Closing Date Obligations to the Sellers and the Escrow Deposit Amount to the Escrow Agent in the manner described in Section 2.4 hereof.
8.4 Licenses, Consents and Approvals
     All licenses, consents and approvals of Governmental Entities required for the Buyers to consummate the Transactions shall have been obtained. The Buyers shall have delivered to the Sellers a copy of each of the licenses, consents, approvals and other authorizations from Governmental Entities necessary or appropriate for the Buyers to consummate the Transactions.
8.5 No Litigation
     No preliminary or permanent injunction or other order of any Governmental Entity shall be in effect or threatened nor shall there be any statute, rule, regulation or executive order promulgated or enacted by any Governmental Entity that, in any such case, prevents the consummation of the Transactions. No Proceeding before any court or other Governmental Entity shall have been commenced or threatened by any Person (other than the Sellers, the Principals or any of their Affiliates) seeking to prevent the sale of the Shares or the Transferred Assets or asserting that the sale of all or a portion of the Shares or the Transferred Assets would be unlawful.
8.6 Other Documents
     All certificates and documents required under this Agreement shall be in substantially the forms required by this Agreement. The additional agreements referred to in Section 6.13 shall have been executed and delivered by the Persons named therein as parties thereto other than the Sellers, their Affiliates (if required) and the Principals.

8.7 Legal Opinions
     The Sellers shall have been furnished with an opinion of Borden Ladner Gervais LLP, counsel to the Buyers, that, among other things, (a) this Agreement and the Transactions have been authorized by all necessary action on the part of the Buyers, (b) this Agreement constitutes a legal, valid and binding obligation of the Buyers and is enforceable against each of the Buyers in accordance with its terms, except as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar laws from time to time in effect that affect creditors’ rights generally and by legal and equitable limitations on the availability of specific remedies, (c) the Share Consideration will, when delivered, be validly issued, fully paid and non-assessable, and (d) each of the Buyers is a resident of Canada and a taxable Canadian corporation for all purposes of the ITA.
8.8 Release of NAEL
     The Buyers shall have delivered to the Sellers releases and discharges of the Material Buyer Assumed NAEL Liabilities referred to in Section 6.12, in form and substance satisfactory to the Sellers (acting reasonably).
8.9 Assumption of Assumed Liabilities
     The Buyers shall have delivered to the Sellers such assumption agreements and other instruments of assumption as shall be reasonably requested by the Sellers to evidence the assumption by Acquisition Corp. of the Buyer Assumed NAEL Liabilities and the retention by the NACGI Companies of the Buyer Retained NACGI Liabilities.
ARTICLE 9
INDEMNIFICATION
9.1 Indemnification by the Sellers, and the Principals
     Except as otherwise limited by this Article 9 and Article 10, the Sellers, jointly and severally, the Principals, jointly and severally up to the Maximum Joint and Several Liability Amount, and the Principals severally as to a Pro Rata Portion with respect to Damages in excess of the Maximum Joint and Several Liability Amount, agree to indemnify, defend and hold Newco, Acquisition Corp., each of their Affiliates and each of their respective officers, directors, partners, employees, agents, shareholders and controlling Persons and their respective successors and assigns (each a “Buyer Indemnified Party”), harmless from and against and in respect of Damages actually suffered, incurred or realized by such Person (collectively, “Buyer Losses”), arising out of or resulting from or relating to:
(a)	any misrepresentation or breach of representation or warranty made by any Seller or any Principal in this Agreement or any misrepresentation or omission made by or on behalf of any Seller or any Principal in any certificate, exhibit, schedule, agreement or writing delivered to the Buyers pursuant to or forming part of this Agreement, including the Sellers’ Disclosure Schedule; and

(b)	any breach of a covenant or agreement by any Seller or any Principal in this Agreement or in any other agreement required to be executed and delivered hereunder by the Sellers, the Principals or any of them; and

(c)	the Seller Retained NAEL Liabilities; and

(d)	the Seller Assumed NACGI Liabilities.
9.2 Indemnification by the Buyers
     Except as otherwise limited by this Article 9 and Article 10, the Buyers jointly and severally agree to indemnify, defend and hold the Sellers, each of their Affiliates and each of their respective officers, directors, employees, agents, shareholders and controlling Persons and their respective successors and assigns (each, a “Seller Indemnified Party”), harmless from and against and in respect of Damages actually suffered, incurred or realized by such Person (collectively, “Seller Losses”), arising out of or resulting from or relating to:
(a)	any misrepresentation or breach of representation or warranty made by any Buyer in this Agreement or any misrepresentation or omission made by any Buyer in any certificate, exhibit, schedule, agreement or writing delivered to the Sellers pursuant to or forming part of this Agreement, including the Buyers’ Disclosure Schedule; and

(b)	any breach of a covenant or agreement by any Buyer in this Agreement or in any other agreement required to be executed and delivered hereunder by the Buyers or any of them; and

(c)	the Buyer Assumed NAEL Liabilities; and

(d)	the Buyer Retained NACGI Liabilities.
9.3 Procedure
     All claims for indemnification under this Article 9 shall be asserted and resolved as follows:
(a)	An Indemnitee shall promptly give the Indemnitor notice of any matter that an Indemnitee has determined has given or could give rise to a right of indemnification under this Agreement, stating an estimate of the amount of the Loss, if known, (which estimate shall not be conclusive of the final amount of such Loss) and method of computation thereof, all with reasonable particularity, and stating with reasonable particularity the nature of such matter and the basis of the Indemnitee’s right of indemnification under this Agreement. Failure to provide such notice shall not affect the right of the Indemnitee to indemnification except to the extent such failure shall have resulted in liability to the Indemnitor that could have been actually avoided had such notice been provided within such required time period.

(b)	Except as provided in Sections 9.3(c) with respect to Proceedings involving Post-Closing Contract Payment Liabilities, the obligations and liabilities of an Indemnitor under this Article 9 with respect to Losses arising from claims of any third party (including any Governmental Entity) that are subject to the indemnification provided for in this Article 9 (“Third Party Claims”) shall be governed by the following additional terms and conditions. If an Indemnitee shall receive notice of any Third Party Claim, then the Indemnitee shall give the Indemnitor prompt notice of such Third Party Claim and, except as otherwise provided in Section 9.3(c), the Indemnitor may, at its option, assume and control the defense of such Third Party Claim at the Indemnitor’s expense and through counsel of the Indemnitor’s choice reasonably acceptable to the Indemnitee. In the event the Indemnitor assumes the defense against any such Third Party Claim as provided above, the Indemnitee shall have the right to participate at its own expense in the defense of such Third Party Claim, shall cooperate with the Indemnitor in such defense and will make available on a reasonable basis to the Indemnitor all witnesses, pertinent records, materials and information in its possession or under its control relating thereto as is reasonably required by the Indemnitor and at the Indemnitor’s expense. In the event the Indemnitor does not elect to conduct the defense against any such Third Party Claim, the Indemnitor shall pay all reasonable costs and expenses of such defense as incurred, shall cooperate with the Indemnitee (and be entitled to participate) in such defense and make available to the Indemnitee on a reasonable basis all such witnesses, records, materials and information in its possession or under its control relating thereto as is reasonably required by the Indemnitee, and shall execute or cause to be executed such action as reasonably requested by the Indemnitee to enable the Indemnitee to take any action the Indemnitee deems appropriate with respect to any such defense. Except for the settlement of a Third Party Claim to which Section 9.3(c) does not apply that involves the payment of money only and is paid in full by the Indemnitor and there is no finding or admission of wrongdoing or violation of law by the Indemnitee and no adverse effect on any other claims that may be made against the Indemnitee or any rights or claims held by the Indemnitee, no Third Party Claim may be settled without the written consent of the Indemnitee, such consent not to be unreasonably withheld or delayed. Without restricting the generality of the foregoing, neither the Principals nor any Seller may, without the written consent of Acquisition Corp. (not to be unreasonably withheld), settle or compromise Taxes or Tax issues related to any matter which may affect Tax liabilities of the Buyers or the NACGI Companies.

(c)	Notwithstanding Section 9.3(b), Acquisition Corp. as Indemnitee shall have the sole right to assume the defense of and control any Third Party Claim involving any Proceeding with respect to any Post-Closing Contract Payment Liability. In the event Acquisition Corp. assumes the defense of any such Third Party Claim, the Indemnitor shall have the right to participate at its own expense in the defense of such Third Party Claim and shall cooperate with Acquisition Corp. in such defense and will make available on a reasonable basis to Acquisition Corp. all witnesses, pertinent records, materials and information in its possession or under its control relating thereto as is reasonably required by Acquisition Corp. In the event Acquisition Corp. assumes the defense of any such Third Party Claim, Acquisition Corp. and the Sellers shall execute or cause to be executed such documents and shall take such action as reasonably requested by Acquisition Corp. to enable Acquisition Corp. to take any action Acquisition Corp. deems appropriate, acting reasonably, with respect to any such Proceedings. If Acquisition Corp. does not elect to conduct the defense against any such Third Party Claim, Acquisition Corp. shall cooperate with the Indemnitor (and be entitled to participate) in such defense and make available to the Indemnitor on a reasonable basis all such witnesses, records, materials and information in its possession or under its control relating thereto as is reasonably required by the Indemnitor and at the Indemnitor’s expense. Neither the Indemnitor nor the Indemnitee may, without the written consent of the other, such consent not to be unreasonably withheld or delayed, settle any Third Party Claim covered by this Section 9.3(c).

(d)	With respect to any Tax Return of NAEL, NAEL shall keep Acquisition Corp. duly informed of any Proceedings in connection with any matter which may affect the Taxes payable by Acquisition Corp., any of the NACGI Companies or any of their Affiliates, and shall promptly provide Acquisition Corp. with copies of all correspondence and documents relates to such Proceedings.

(e)	In the event any Indemnitee should have a claim against any Indemnitor hereunder that does not involve a Third Party Claim, the Indemnitee shall deliver to the Indemnitor a written notice (the “Indemnity Notice”) describing in reasonable detail the nature of the claim, an estimate of the amount of Damages attributable to such claim to the extent feasible (which estimate shall not be conclusive of the final amount of such claim) and the basis of the Indemnitee’s request for indemnification under this Agreement. If the Indemnitor does not notify the Indemnitee within 20 days from its receipt of the Indemnity Notice that the Indemnitor accepts such claim, the claim specified by the Indemnitee in the Indemnity Notice shall be deemed denied by the Indemnitor.
9.4 Indemnification Basket and Limitations
(a)	Except in cases of any intentional misstatement or omission, there shall be no indemnification by the Sellers or the Principals for Damages (i) under Section 9.1(a) or Section 9.1(b) until the Damages thereunder exceed C$750,000 in the aggregate (the “Warranty Basket Amount”) and, once all of such Damages exceeds the Warranty Basket Amount, the Sellers and the Principals shall be obligated to the Buyer Indemnified Parties for only that portion of all such Damages that is in excess of the Warranty Basket

Amount; or (ii) under Sections 9.1(c) or 9.1(d) until the Damages thereunder exceed C$250,000 in the aggregate (the “Liability Basket Amount”) and, once all of such Damages exceeds the Liability Basket Amount, the Sellers and the Principals shall be obligated to the Buyer Indemnified Parties for only that portion of all such Damages that is in excess of the Liability Basket Amount.
(b)	In no case, except in cases of intentional misstatement or omission, shall the aggregate liability of the Sellers and the Principals under Section 9.1(a) or 9.1(b) for Damages for a misrepresentation or breach of representation or warranty or breach of covenant or agreement with respect to NAEL, the Transferred Assets, the business of NAEL or other matters involving NAEL or the Transferred Assets exceed C$390 million minus the sum of (i) the Closing Company Indebtedness and (ii) the Closing Lease Obligations. In no case, except in cases of intentional misstatement or omission, shall the aggregate liability of the Sellers and the Principals under Section 9.1(a) or 9.1(b) for Damages for a misrepresentation or breach of representation or warranty or breach of covenant or agreement (other than breach of indemnification covenants and agreements with respect to Seller Retained NAEL Liabilities and Seller Assumed NACGI Liabilities with respect to the NACGI Companies) exceed C$225 million.

(c)	In no case, except in cases of intentional misstatement or omission, shall the aggregate liability of the Sellers and the Principals under Section 9.1(c) and 9.1(d) for Damages arising from Seller Retained NAEL Liabilities or Seller Assumed NACGI Liabilities exceed C$390 million minus the sum of (i) the Closing Company Indebtedness and (ii) the Closing Lease Obligations.

(d)	In no case, except in cases of intentional misstatement or omission, shall the aggregate cash payments payable by the Sellers and the Principals under Section 9.1(a) or Section 9.1(b) for Damages for a misrepresentation or breach of representation or warranty or breach of covenant or agreement (other than breach of the indemnification covenants and agreements with respect to Seller Retained NAEL Liabilities and Seller Assumed NACGI Liabilities) exceed the Cash Consideration, and any of such Damages in excess of the Cash Consideration shall be satisfied by crediting such excess to the redemption or purchase price of the Newco Series A Share Consideration and the Newco Series B Share Consideration, if any (in that order) as provided in Schedules A and B of the Articles of Incorporation of Newco.

(e)	Except in cases of intentional misstatement or omission, there shall be no indemnification by the Buyers for Damages under Section 9.2 until such Damages exceed C$100,000 in the aggregate (the “Buyers’ Basket Amount”) and, once all of such Damages exceeds the Buyers’ Basket Amount, the Buyers shall be obligated to the Seller Indemnified Parties for only that portion of all such Damages that is in excess of the Buyers’ Basket Amount.

9.5 Maximum Joint and Several Liability Amount; Pro-Rata Portion
     The liability of the Principals under this Article 9 for Damages shall be joint and several with respect to all Damages up to the Maximum Joint and Several Liability Amount. The aggregate liability of a Principal under this Article 9 for Damages in excess of the Maximum Joint and Several Liability Amount shall not exceed such Principal’s Pro-Rata Portion of such Damages in excess of the Maximum Joint and Several Liability Amount.
9.6 Payment
     Payment of any amounts due pursuant to this Article 9 shall be made within 10 Business Days after notice is sent by the Indemnitee to the Indemnitor.
9.7 Failure to Pay Indemnification
     If and to the extent the Indemnitee shall make written demand upon the Indemnitor for indemnification pursuant to this Article 9 and the Indemnitor shall refuse or fail to pay in full within 10 Business Days of such written demand the amounts demanded and due pursuant hereto and in accordance herewith, then the Indemnitee may utilize any legal or equitable remedy to collect from the Indemnitor the amount of its Losses. Nothing contained herein is intended to limit or constrain the Indemnitee ‘s rights against the Indemnitor for indemnity, the remedies herein being cumulative and in addition to all other rights and remedies of the Indemnitee.
9.8 Other Matters
     If a Person has a right to indemnification with respect to Damages arising as a result of or arising out of or by virtue of more than one clause in Section 9.1 or Section 9.2, such Person may elect to pursue indemnification under any one or more of such clauses. For purposes of this Article 9, Damages for which any Indemnitee is entitled to indemnification shall be reduced by the amount of any insurance proceeds actually received by such Indemnitee with respect to such Damages, net of any copayment and retrospective premium adjustment to the extent resulting from such Damages and increased premiums resulting from such Damages; but the possibility of the receipt of any such insurance proceeds shall not delay or reduce any Indemnitor’s obligations to pay in full all of such Indemnitor’s indemnification obligations under this Article 9 when due. An Indemnitee shall not be required to pay any Damages prior to making a claim for indemnification therefor under this Article 9 or prior to the receipt of indemnification payment therefor from any Indemnitor.
ARTICLE 10
NATURE OF STATEMENTS AND SURVIVAL OF COVENANTS,
REPRESENTATIONS, WARRANTIES AND AGREEMENTS
     The several representations and warranties of the Parties shall survive the Closing Date and shall remain in full force and effect for a period of two years following the Closing Date except that:

(a)	the representations and warranties set forth in Sections 4.1, 4.2, 4.4, 4.5, 4.12(l), 4.12(m), 4.14, 4.19, 4.26, 4.28, and 4.29, 5.1, 5.2, 5.5, 5.7, 5.8 and 5.9 shall survive the Closing Date without limitation;

(b)	the representations and warranties set out in Section 4.13 (and the corresponding representations and warranties set out in the closing certificates described in Section 7.1) shall survive the Closing of the Transactions and continue in full force and effect until, but not beyond, the 180th day following the expiration of the period, if any, during which an assessment, reassessment or other form of recognized document assessing liability for Tax, interest or penalties under applicable Tax legislation in respect of any taxation year to which such representations and warranties extend could be issued under such Tax legislation to the Buyers or the Companies, provided the Buyers or the Companies did not file any waiver or other document extending such period; and

(c)	the representations and warranties set forth in Section 4.10 (and the corresponding representations and warranties set out in the closing certificates described in Section 7.1) shall survive the Closing of the Transactions and shall continue in full force and effect until, but not beyond, the 180th day following the expiration of the period, if any, during which any claim may be made under applicable Environmental Law or Environmental Permits in respect of the applicable representations and warranties.
     The agreements and covenants of the Parties shall survive the Closing Date for a period of two years after final performance thereof is due. The period during which the representations, warranties, covenants and agreements shall survive is referred to herein as the “Survival Period”. The representations, warranties, covenants and agreements shall be effective with respect to any inaccuracy therein or breach thereof (and a claim for indemnification under Article 9 may be made thereon) if a written notice asserting the claim shall have been duly given in accordance with Article 9 within the Survival Period with respect to such matter. Any claim for indemnification made during the Survival Period shall be valid and the representations, warranties, covenants and agreements relating thereto shall remain in effect for purposes of such indemnification notwithstanding such claim may not be resolved within the Survival Period. To the extent that the Survival Period exceeds a limitation period provided by the Limitations Act (Alberta), this Agreement shall be deemed to constitute an agreement within the meaning of Section 7 of the Limitations Act (Alberta) expressly providing for the extension of a limitation period provided by the Limitations Act (Alberta). All representations, warranties, covenants and agreements made by the Parties shall not be affected by any investigation heretofore or hereafter made by and on behalf of any of them and shall not be deemed merged into any instruments or agreements delivered in connection with this Agreement or otherwise in connection with the Transactions.

ARTICLE 11
TERMINATION
11.1 Termination
     The obligation of the Parties to close the Transactions may be terminated by:
(a)	mutual agreement of the Buyers and the Sellers;

(b)	the Sellers, if the Sellers determine not to proceed with the Transactions in the circumstances described in Section 3.2(b);

(c)	the Buyers, if a default shall be made by the Sellers or the Principals in the observance or in the due and timely performance by the Sellers or the Principals of any agreements and covenants of the Sellers or the Principals herein contained, or if there shall have been a breach by the Sellers or the Principals of any of the warranties and representations of the Sellers or the Principals herein contained, and all such defaults or breaches (i) have resulted in a Material Adverse Change and (ii) have not been cured or waived before the first to occur of (A) twenty (20) Business Days after written notice thereof from Newco to the Sellers, or (B) the date after which a Party may terminate pursuant to Section 11.1(e);

(d)	the Sellers, if a default shall be made by the Buyers in the observance or in the due and timely performance by the Buyers of any agreements and covenants of the Buyers herein contained, or if there shall have been a breach by the Buyers of any of the warranties and representations of the Buyers herein contained, and all such defaults or breaches (i) have prevented the Closing and (ii) have not been cured or waived before the first to occur of (A) twenty (20) Business Days after written notice thereof from the Sellers to Newco or (B) the date after which a Party may terminate pursuant to Section 11.1(e); or

(e)	the Buyers or the Sellers (provided the terminating Party has not materially breached any of its agreements, covenants or representations and warranties) if the Closing shall not have occurred on or before December 31, 2003 (such date, as it may be extended by written agreement of the Parties, the “Termination Date”).
11.2 Liability Upon Termination
     If the obligation to close the Transactions is terminated pursuant to any provision of Section 11.1, then this Agreement shall forthwith become void and there shall not be any liability or obligation with respect to the terminated provisions of this Agreement on the part of the Parties except and to the extent such termination results from the breach by a Party of any of its representations, warranties, covenants or agreements hereunder and except that the termination of this Agreement shall not relieve any Party of its obligations under Section 6.1(d) and Section 12.1.

11.3 Notice of Termination
     The Parties may exercise their respective rights of termination under this Article 11 only by delivering written notice of termination to the other Parties; provided, that notice of termination may not be given after the Closing.
ARTICLE 12
MISCELLANEOUS
12.1 Expenses
     Except as otherwise set forth herein, and whether or not the Transactions shall be consummated, each Party agrees to pay, without right of reimbursement from any other Parties, the costs incurred by such Party incident to the preparation and execution of this Agreement and performance of its obligations hereunder including, without limitation, the fees and disbursements of legal counsel, accountants, investment bankers and consultants employed by such Party in connection with the Transactions. Notwithstanding the foregoing, NAEL hereby agrees to pay on the Closing Date C$1.82 million in fees and expenses to Paribas and/or any other lender(s) relating to the Alternative Financing Commitment.
12.2 Notices
     All notices, requests, consents, directions and other instruments and communications required or permitted to be given under this Agreement shall be in writing and shall be deemed to have been duly given if delivered in person, by courier, by overnight delivery service with proof of delivery or by prepaid registered or certified first-class mail, return receipt requested, addressed to the respective Party at the address set forth below, or if sent by facsimile or other similar form of communication (with receipt confirmed) to the respective Party at the facsimile number set forth below:
     If to the Sellers or the Principals, to:
c/o Fraser Milner Casgrain LLP
2900 Manulife Place
10180 — 101 Street
Edmonton, Alberta T5J 3V5
Attention: Richard Cruickshank
Facsimile: (780) 423-7276
If to the Buyers:
c/o The Sterling Group, L.P.
Eight Greenway Plaza, Suite 702
Houston, Texas 77046
Attention: John Hawkins
Facsimile: (713) 877-1824

With a copy to:
Bracewell & Patterson, L.L.P.
711 Louisiana, Suite 2900
Pennzoil Place South Tower
Houston, Texas 77002
Attention: John Bland
Facsimile: (713) 221-2163
or to such other address or facsimile number and to the attention of such other Person as any Party may designate by written notice. Any notice mailed shall be deemed to have been given and received on the third Business Day following the day of mailing.
12.3 Assignment and Successors
     Except as specifically contemplated by this Agreement, no Party shall assign (directly or through a change of control) this Agreement or any part hereof without the prior written consent of the other Parties; provided, however, that (a) any Buyer or Acquisition Corp. may assign (directly or through a change of control) its rights under this Agreement to an Affiliate of such Buyer or Acquisition Corp. provided that the assigning Person (or its successor in cases where the assigning Person does not survive) shall remain liable for any breach of this Agreement by such Affiliate; and (b) on and after the Closing Date (i) any Buyer or Acquisition Corp. may assign (directly or through a change of control) all or any portion of its interest in this Agreement to any subsequent acquiror (directly or through a change of control) of such Buyer or Acquisition Corp. or substantially all of its assets provided that the assigning Person (or its successor in cases where the assigning Person does not survive) shall remain liable for any breach of this Agreement by the acquiror; (ii) Acquisition Sub and NACGI may effect the Acquisition Sub Amalgamation and (iii) any Buyer or Acquisition Corp. (or any such Affiliate or any subsequent purchaser in a sale in lieu of foreclosure) may assign all or any portion of its interest in this Agreement as collateral to any financial institution financing or refinancing the Transactions or otherwise extending credit to such Buyer or Acquisition Corp. or any of its Affiliates or any subsequent purchaser in a sale in lieu of foreclosure or its Affiliates; provided that upon the foreclosure, sale in lieu of foreclosure, deed in lieu of foreclosure, or deed of the assets of any Buyer, or any of its Affiliates or any such subsequent purchaser or of any its Affiliates or a substantial portion thereof by or to any such financial institution, any of its Affiliates, or any other Person, the representations, warranties and covenants of the Sellers and the Principals contained herein shall inure to the benefit of and shall be enforceable by such financial institution, Affiliate or other Person. This Agreement shall inure to the benefit of, and be enforceable by, the Parties and their respective permitted successors and assigns.
12.4 Entire Agreement
     This Agreement, the Exhibits and the Disclosure Schedules and the agreements referred to herein constitute the entire agreement and understanding between the Parties relating to the subject matter hereof and thereof and supersede all prior representations, endorsements, premises, agreements, memoranda, communications, negotiations, discussions, understandings and arrangements, whether oral, written or inferred, between the Parties relating to the subject matter hereof but excluding the confidentiality agreement dated February 20, 2003 executed by The Sterling Group, L.P. and North American Construction Group (which shall terminate upon the Closing). This Agreement may not be modified, amended, rescinded, canceled, altered or supplemented, in whole or in part, except upon the execution and delivery of a written instrument executed by a duly authorized representative of each of the Parties.
12.5 Governing Law
     This Agreement shall be governed by and construed and enforced in accordance with the laws of the Province of Alberta and federal laws of Canada applicable therein without giving effect to choice of law principles.
12.6 Waiver
     The waiver of any breach of any term or condition of this Agreement shall not be deemed to constitute the waiver of any other breach of the same or any other term or condition.
12.7 Severability
     Any provision hereof that is prohibited or unenforceable in any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such prohibition or unenforceability without invalidating the remaining provisions hereof, and any such prohibition or unenforceability in any jurisdiction shall not invalidate or render unenforceable such provision in any other jurisdiction.
12.8 No Third Party Beneficiaries
     Except as otherwise provided in Article 9 with respect to the Buyer Indemnified Parties and the Seller Indemnified Parties, any agreement contained, expressed or implied in this Agreement shall be only for the benefit of the Parties and their respective legal representatives, successors and assigns, it being the intention of the Parties that except as provided in Article 9, no Person shall be deemed a third party beneficiary of this Agreement, except to the extent a third party is expressly given rights herein.
12.9 Counterparts
     This Agreement may be executed in any number of counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.
12.10 Headings
     Each statement set forth in the Disclosure Schedules with respect to a particular section herein shall be deemed made solely with respect to such section and not with respect to any other section hereof unless specifically set forth in the Disclosure Schedules as also being made with respect to such other section. The headings of the Articles and Sections of this Agreement have been inserted for convenience of reference only and shall in no way restrict or otherwise modify any of the terms or provisions hereof or affect in any way the meaning or interpretation of this Agreement.
12.11 Negotiated Transaction
     The provisions of this Agreement were negotiated by the Parties, and this Agreement shall be deemed to have been drafted by all of the Parties.
12.12 Time is of the Essence
     Time shall be of the essence of this Agreement.
12.13 Further Assurances
     Each of the Parties shall from time to time execute and deliver all further documents and instruments and do all things and acts as the other Parties may reasonably require to effectively carry out or better evidence or perfect the full intent and meaning of this Agreement.
12.14 General
     In this Agreement, the singular includes the plural and vice versa and words of any gender shall include the corresponding words of the other genders.
12.15 Execution by Facsimile
     This Agreement may be executed by exchange of facsimile transmission of the respective signatures of the Parties.

     IN WITNESS WHEREOF, the Parties have duly executed this Agreement as of the date first above written.

SELLERS:

NORAMA LTD.		NORTH AMERICAN EQUIPMENT LTD.

Per:	/s/ Martin Gouin	Per:	/s/ Martin Gouin

PRINCIPALS (only for the purpose of Sections 4.28, 6.8, 6.10 and Article 9):

/s/ Martin Gouin		/s/ Roger Gouin
Martin Gouin		Roger Gouin

[Illegible]		[Illegible]
Witness		Witness

BUYERS:

NACG PREFERRED CORP.		NACG ACQUISITION INC.

Per:	/s/ John Hawkins	Per:	/s/ John Hawkins
	Vice President	Vice President

EXHIBITS

EXHIBIT 1.1
Definitions of Certain Terms
1.	“Accepted Lease/Rental Agreements” shall mean the leases and rental agreements described in Sections 2.7(d), (e) and (f) of the Agreement.

2.	“Accounts Receivable” shall mean the trade accounts receivable of the Companies arising from the sale or rental of Equipment or products or the provision of services by the Companies in the conduct of the Business.

3.	“Acquisition Corp.” shall mean Acquisition Sub up to the time immediately preceding the completion of the Acquisition Sub Amalgamation and shall mean Acquisition Sub Amalgamated Corporation from and after the time immediately following completion of the Acquisition Sub Amalgamation.

4.	“Acquisition Sub” shall mean NACG Acquisition Inc., a Canadian federal corporation.

5.	“Acquisition Sub Amalgamation” shall mean the amalgamation of Acquisition Sub and NACGI after the Closing and on or after the Closing Date.

6.	“Acquisition Sub Amalgamated Corporation” shall have the meaning given such term in the preambles to the Agreement.

7.	“Additional Financial Statements” shall have the meaning given such term in Section 4.7(a)(iv) of the Agreement.

8.	“Additional NACGI Exchange Shares” shall mean 35.2 Shares of NACGI, which Shares are to be transferred to Newco pursuant to Section 3.2(c)(ii) of the Agreement.

9.	“Affiliate” shall mean, with respect to any specified Person, any officer, director, partner, shareholder or any other Person that directly or indirectly controls, is controlled by or is under common control with such specified Person.

10.	“Agreement” shall mean the Purchase Agreement among the Sellers, the Principals and the Buyers to which this Exhibit 1.1 is appended, as amended from time to time by the Parties.

11.	“Alternative Financing Commitment” shall have the meaning given such term in Section 3.1 of the Agreement.

12.	“Authorized Person” shall have the meaning given such term in Section 6.1(a) of the Agreement.

13.	“Bridge Facility” shall have the meaning given such term in Section 3.1 of the Agreement.

14.	“Bridge Refinancing” shall have the meaning given such term in Section 3.3(a) of the Agreement.

15.	“Business” shall mean the businesses carried on by the Companies since April 1, 2001 and as at the Closing Date, including specialized construction services focused on earthworks and mining, piling, underground utilities and pipeline installation.

16.	“Business Day” shall mean any day other than a Saturday, Sunday or other day on which commercial banks in Edmonton, Alberta, Canada or New York, New York USA are authorized by law to close.

17.	“Buyer Assumed NAEL Liabilities” shall have the meaning given such term in Section 2.7 of the Agreement.

18.	“Buyer Companies” shall mean Buyers, Holdco, Parent and NACG Finance LLC.

19.	“Buyer Indemnified Party” shall have the meaning given such term in Section 9.1 of the Agreement.

20.	“Buyer Losses” shall have the meaning given such term in Section 9.1 of the Agreement.

21.	“Buyer Retained NACGI Liabilities” shall have the meaning given such term in Section 2.8 of the Agreement.

22.	“Buyers” shall mean Newco and Acquisition Corp.

23.	“Buyers’ Basket Amount” shall have the meaning given such term in Section 9.4(e) of the Agreement.

24.	“Buyers’ Disclosure Schedule” shall mean the Buyers’ Disclosure Schedule of even date delivered to the Sellers by the Buyers.

25.	“C$” shall mean Canadian dollars.

26.	“Cash Consideration” shall have the meaning given such term in Section 2.4 of the Agreement.

27.	“Cash Consideration Deficiency” shall mean the amount, if any, by which the Final Cash Consideration exceeds the Closing Cash Consideration, as finally determined pursuant to Section 2.5 of the Agreement.

28.	“Cash Consideration Surplus” shall mean the amount, if any, by which the Closing Cash Consideration exceeds the Final Cash Consideration, as finally determined pursuant to Section 2.5 of the Agreement.

29.	“CCRA” shall mean the Canada Customs and Revenue Agency.

30.	“Closing” shall mean the transfer by the Sellers to the Buyers of the Shares and the Transferred Assets and the delivery by the Buyers (a) to the Sellers the Closing Cash Consideration and the Share Consideration, and (b) to the Escrow Agent under the Escrow Agreement the Escrow Deposit Amount.

31.	“Closing Balance Sheet” shall have the meaning given such term in Section 2.5(a) of the Agreement.

32.	“Closing Cash Consideration” shall mean a cash amount equal to the Cash Consideration (a) plus the estimated Closing Working Capital Surplus or minus the estimated Closing Working Capital Deficiency and (b) minus the amount of the Purchase Price Adjustment Fund.

33.	“Closing Company Indebtedness” shall mean, as of the close of business on the Business Day immediately prior to the Closing Date, all funded indebtedness of NAEL or secured by any of the Transferred Assets and all funded indebtedness of the NACGI Companies, together with all accrued interest thereon; all other indebtedness and obligations of NAEL or any NACGI Company under loan agreements, security agreements, mortgages, deeds of trust, promissory notes, derivatives, swap or exchange agreements, letter of credit reimbursement agreements, other obligations for funded indebtedness or guarantees by any of them of the funded indebtedness of any other Person (without duplication); and the unpaid principal of the Shareholder Loan; together in each case with all accrued interest thereon, and in each such case all prepayment expenses payable thereunder.

34.	“Closing Date” shall have the meaning given such term in Section 2.3 of the Agreement.

35.	“Closing Date Obligations” shall mean the sum of (a) the Closing Company Indebtedness, (b) the Closing Lease Obligations and (c) the Closing Tax Liabilities.

36.	“Closing Date Obligations Fund” shall have the meaning given such term in Section 2.10 of the Agreement.

37.	“Closing Future Tax Liabilities” shall mean the amount of future income Taxes with respect to the NACGI Companies calculated in accordance with GAAP as of the close of business on the Business Day immediately prior to the Closing Date reflecting the Tax effects of temporary differences that give rise to future income Tax liabilities or assets.

38.	“Closing Lease Obligations” shall mean, as of the close of business on the Business Day immediately prior to the Closing Date, (a) as to any operating lease, capital lease or rental agreement to which any NACGI Company is a party as of the Closing Date or that is part of the Transferred Assets (other than Accepted Lease/Rental Agreements), either (i) the amount required to pay out each such operating lease, capital lease or rental agreement at the Closing Date (based on the amortization or payment schedule applicable thereto), including any pre-payment penalties, or (ii) in the case of a rental agreement to which no payout option applies, the sum of the remaining payments due under such rental agreement; and (b) as to operating leases and rental agreements to which any NACGI Company is a party or that are part of the Transferred Assets as of the Closing Date which were entered into in violation of Section 6.11(b) of the Agreement, the amount (if any) by which (i) the aggregate amount of remaining payments due under all such operating leases and rental agreements from the Closing Date to the earlier of the end date of each such operating lease or rental agreement or the first date on which the equipment under each such operating lease or rental agreement can be returned without penalty, exceeds (ii) C$500,000.
39.	“Closing Tax Liabilities” shall mean, as of the close of business on the Business Day immediately prior to the Closing Date, (a) all Tax liabilities of the NACGI Companies for any Taxable Period, except for Closing Future Tax Liabilities, and (b) all Tax liabilities of NAEL (except for GST and PST obligations of the Buyers pursuant to Section 2.12).

40.	“Closing Working Capital Deficiency” shall mean the excess, if any, as of the close of business on the Business Day immediately prior to the Closing Date, of Reference Working Capital Value over Closing Working Capital Value.

41.	“Closing Working Capital Surplus” shall mean the excess, if any, as of the close of business on the Business Day ended immediately prior to the Closing Date, of Closing Working Capital Value over Reference Working Capital Value.

42.	“Closing Working Capital Value” shall mean, as of the close of business on the Business Day immediately prior to the Business Day Closing Date, the sum of (a) current trade accounts receivable (net of proper reserves) included in the Transferred Assets or held by the NACGI Companies, (b) unbilled revenue of the NACGI Companies and (c) prepaid expenses included in the Transferred Assets or held by the NACGI Companies, minus the sum of (i) accounts payable of NAEL and the NACGI Companies, (ii) accrued liabilities of NAEL and the NACGI Companies (iii) Closing Future Tax Liabilities and (iv) bank overdrafts and outstanding cheques of NAEL and the NACGI Companies (to the extent not otherwise included in current liabilities), all determined in accordance with Exhibit 2.5(a) to the Agreement and, to the extent not inconsistent therewith, GAAP.

43.	“Collectively Bargained Plan” shall mean any of the following that is required to be established and maintained pursuant to a collective agreement set forth in Section 4.12(b) of the Seller’s Disclosure Schedule: (a) any plan that provides medical, surgical, or hospital care benefits or benefits in the event of sickness, accident, disability, death or unemployment, and (b) any other benefit agreement or arrangement including, without limitation, any deferred compensation plan, incentive plan, bonus plan or arrangement, stock option plan, stock purchase plan, stock award plan, golden parachute agreement, severance pay plan, dependent care plan, employee assistance program, scholarship program, employment contract, retention incentive agreement, non-competition agreement, consulting agreement, confidentiality agreement, vacation policy, or other similar plan or agreement or arrangement, other than a Retirement Plan, that has been contributed to by any of the Companies at any time during the past three years, or has been approved by any of the Companies before the date of the Agreement but is not yet effective, for the benefit of any of their employees or any of their former employees (or, in any such case, their dependants or beneficiaries) or with respect to which any of the Companies may have any liability.
44.	“Companies” shall mean NAEL and the NACGI Companies.

45.	“Company Benefit Plan” shall mean (a) any plan, other than a Collectively Bargained Plan, that provides medical, surgical, or hospital care benefits or benefits in the event of sickness, accident, disability, death or unemployment, and (b) any other benefit agreement or arrangement including, without limitation, any deferred compensation plan, incentive plan, bonus plan or arrangement, stock option plan, stock purchase plan, stock award plan, golden parachute agreement, severance pay plan, dependent care plan, employee assistance program, scholarship program, employment contract, retention incentive agreement, non-competition agreement, consulting agreement, confidentiality agreement, vacation policy, or other similar plan or agreement or arrangement, other than a Retirement Plan or a Collectively Bargained Plan, that has been sponsored, maintained, contributed to or adopted by any of the Companies at any time during the past three years, or has been approved by any of the Companies before the date of the Agreement but is not yet effective, for the benefit of any of their directors, officers, shareholders, employees or other Persons providing services to any Company, or any of their former directors, officers, shareholders, employees or other Persons who formerly provided services to any Company (or, in any such case, their dependants or beneficiaries) or with respect to which any of the Companies may have any liability. For greater certainty, “Company Benefit Plan” shall not include any Retirement Plan or any Collectively Bargained Plan.

46.	“Company Revolving Credit Loan Documents” shall mean the offer to finance dated September 18, 2002 issued by The Bank of Nova Scotia in favour of NACGI.

47.	“Completed Contracts” shall mean those contracts and agreements to which any of the Companies is a party and in respect of which such Company has completed the provision of the products and services to be provided by such Company (other than products or services relating to deficiencies or warranties which such Company is obligated to remedy or honour).

48.	“Computer Software Assets” shall mean all computer software (which term shall be deemed to include all source codes), data rights, documentation and associated license, escrow, support, maintenance and software development agreements, used in the conduct of the Business, including, without limitation to, those described in Section 4.4(e) of the Sellers’ Disclosure Schedule.

49.	“Damages” shall mean any and all liabilities, losses, damages, demands, assessments, claims, costs (including costs of remediation or reclamation) and expenses, including interest, awards, judgments, penalties, settlements, fines, diminutions in value, consequential damages, costs and expenses incurred in connection with investigating and defending any claims or causes of action (including, without limitation, legal fees and expenses calculated on a solicitor and his own client basis) and all fees and expenses of consultants and other professionals.

50.	“Debt” shall have the meaning given such term in Section 6.17 of the Agreement.

51.	“Debt Pay-Off Agreements” shall have the meaning given such term in Section 6.17 of the Agreement.

52.	“Disclosure Schedules” shall mean the Sellers’ Disclosure Schedule and the Buyers’ Disclosure Schedule.

53.	“Disputed Matters” shall have the meaning given such term in Section 2.5(b) of the Agreement.

54.	“Documents and Other Papers” shall mean and include any document, agreement, instrument, certificate, writing, notice, consent, affidavit, letter, telegram, telex, statement, file, computer disk, microfiche or other document in electronic format, schedule, exhibit or any other paper or record whatsoever.

55.	“EBITDA” shall mean, for a specific fiscal period, the consolidated earnings of Holdco before interest, Taxes, depreciation and amortization.

56.	“Entitlements” shall mean all commitments, contracts, engagements, capital leases, vendor take-back agreements, financed purchase agreements, operating leases and equipment rental agreements to which any Company is a party at the Closing, including without limitation those set forth in Section 2.2(a)(vi) and Section 4.6(a) of the Sellers’ Disclosure Schedule and those entered into after the date of the Agreement to the extent permitted by the Agreement.

57.	“Environmental Laws” shall mean all federal, provincial, municipal or local laws, rules, regulations, statutes, by-laws, ordinances, policies or orders of any Governmental Entity relating to (a) the control of any potential pollutant or conservation and protection of the environment, including air, water or land, (b) solid, gaseous or liquid waste generation, handling, treatment, storage, disposal or transportation, (c) the regulation of or exposure to hazardous, toxic or other substances alleged to be harmful, and (d) the reclamation of mines (including, without limitation, all sands sites).

58.	“Environmental Permit” shall mean any permit, license, approval, registration, identification number or other authorization with respect to the Companies under any Environmental Law.

59.	“Equipment” shall mean all machinery, motor vehicles, transportation equipment, construction equipment, tools, equipment, furniture, furnishings and fixtures owned or leased by any Company or subject to a contract of purchase and sale or lease commitment that is binding on any Company or to which title could pass to any Company upon termination, payment or otherwise under any such lease or contract, including without limitation, the personal property described in Section 4.4(a) of the Sellers’ Disclosure Schedule.

60.	“Equity Financing Commitments” shall mean those certain equity financing commitments dated as of October 29, 2003, pursuant to which certain equity investors have committed, subject to the terms and conditions thereof, to provide equity financing to Parent.

61.	“Escrow Agent” shall mean Fraser Milner Casgrain LLP, designated as Escrow Agent under the Escrow Agreement.

62.	“Escrow Agreement” shall mean the Escrow Agreement to be entered into among Acquisition Corp., the Sellers, the Principals and the Escrow Agent in substantially the form of Exhibit 2.10 to the Agreement.

63.	“Escrow Deposit Amount” shall mean the sum of (a) five percent (5%) of the Closing Working Capital Value as estimated pursuant to Section 2.4 of the Agreement, and (b) the amount of the Closing Date Obligations as estimated pursuant to Section 2.4 of the Agreement.

64.	“ETA” shall mean the Excise Tax Act (Canada).

65.	“Exchange Act” shall mean the United States Securities and Exchange Act of 1934, as amended.

66.	“Excluded Assets” shall have the meaning given such term in Section 2.2(c) of the Agreement.

67.	“Final Cash Consideration” shall mean an amount equal to the Cash Consideration plus the Closing Working Capital Surplus or minus the Closing Working Capital Deficiency.

68.	“Final Statement” shall have the meaning given such term in Section 2.5 of the Agreement.

69.	“Financing Documents” shall have the meaning given such term in Section 6.1(c) of the Agreement.

70.	“Financing Letter” shall have the meaning given such term in Section 3.1 of the Agreement.

71.	“Financial Statements” shall have the meaning given such term in Section 4.7 of the Agreement.

72.	“GAAP” shall mean Canadian generally accepted accounting principles applied on a consistent basis.

73.	“Governmental Entity” shall mean any federal, provincial, regional or local government or any subdivision thereof or any arbitrator, court, administrative or regulatory agency, commission, department, board or bureau or body or other government or authority or instrumentality or any entity or Person exercising executive, legislative, judicial, regulatory or administrative functions of or pertaining to government.

74.	“GST” shall mean goods and services Tax levied under the ETA.

75.	“Hazardous Materials” shall mean (a) any substance or material that is listed, defined or designated as or otherwise deemed to be a hazardous substance under any Environmental Law, (b) any petroleum or petroleum products, (c) radioactive materials, urea formaldehyde, asbestos and PCBs, and (d) any other chemical, substance or waste that is regulated by any Governmental Entity under any Environmental Law.

76.	“Hazardous Materials Contamination” shall mean the contamination or degradation of the soil, groundwater, surface water, air or other elements by Hazardous Materials that could give rise to liability under Environmental Laws or under any doctrine of the common law.

77.	“High-Yield Financing” shall have the meaning given such term in Section 3.1 of the Agreement.

78.	“Holdco” shall mean North American Energy Partners Inc., a Canadian federal corporation.

79.	“Indemnitee” shall mean the Person or Persons indemnified, or entitled or claiming to be entitled to be indemnified, pursuant to the provisions of Section 9.1 or Section 9.2 of the Agreement, as the case may be.

80.	“Indemnitor” shall mean the Person or Persons having the obligation to indemnify pursuant to the provisions of Section 9.1 or Section 9.2 of the Agreement, as the case maybe.

81.	“Independent Accounting Firm” shall have the meaning given such term in Section 2.5(d) of the Agreement.

82.	“Initial Equity Requirement” shall have the meaning given such term in Section 3.1 of the Agreement.

83.	“Insider” shall have the meaning given such term in Section 4.20 of the Agreement.

84.	“Intangibles” shall mean intangibles of any Company including, without limitation, the Intellectual Property of any Company, the Proprietary Information of any Company and the Entitlements of any Company.

85.	“Intellectual Property” shall have the meaning given such term in Section 4.4(d) of the Agreement.

86.	“ITA” shall mean the Income Tax Act, R.S.C. 1985, Fifth Supplement, c. 1, as amended from time to time.

87.	“Inventory” shall mean all inventory of finished goods, work in progress and raw materials of the Companies, wherever situated.

88.	“Key Employees” shall mean Vincent Gallant, William Koehn and Gordon Parchewsky.

89.	“Knowledge of the Sellers” shall mean the actual knowledge of the Principals, the Key Employees and any officer of any of the Sellers or the Companies and Jim Humphries, Merv Moore, Don Toth, Bernard Roberts and Robert Cochran, in each case after review by such Person of his or her own files and, for greater certainty, shall not include constructive knowledge.

90.	“Liability Basket Amount” shall have the meaning given such term in Section 9.4(a) of the Agreement.

91.	“Lien” shall mean any lien, pledge, claim, charge, security interest, right of seizure, contingent sale agreement, title retention agreement, preferential purchase right, right of first refusal, right of lessee or tenant, right of way, encroachment, easement, or other encumbrance, option, defect or other rights of any third Person of any nature whatsoever (including, without limitation, lessor ownership rights).

92.	“Losses” shall mean Seller Losses or Buyer Losses, as the case may be.

93.	“March 31 Balance Sheets” shall have the meaning given such term in Section 4.7(a) of the Agreement.

94.	“Material” shall mean an event, condition, circumstance or fact that does or could adversely affect the assets, rights, liabilities, financial condition, results of operations, cash flows, business operations, prospects or value of any NACGI Company, the Transferred Assets or the Business by C$100,000 or more.

95.	“Material Adverse Change” shall mean a material and adverse change, no matter how caused, and whether caused in whole or in part by one or more acts, omissions, events, circumstances or conditions, in any of the assets, rights, liabilities, financial condition, results of operations, cash flows, business operations or prospects of any Company or the Business, including without limitation, any change adversely affecting the value of the Business, taken as a whole, by five percent (5%) or more, as reasonably determined by the Buyers.

96.	“Materially Adverse” shall mean any inaccuracy, breach, failure to perform or non-compliance that, singly or together with any other inaccuracy, breach, failure to perform or non-compliance, results or could result in Damages to the Buyers of C$3 million or more or adversely affect the assets, rights, liabilities, financial condition, results of operations, cash flows, business operations, properties or value of the NACGI Companies, the Transferred Assets or the Business by C$3 million or more.

97.	“Maximum Joint and Several Liability Amount” shall mean C$75,000,000.

98.	“NACGI” shall mean North American Construction Group Inc., a corporation incorporated under the federal laws of Canada.

99.	“NACGI Cash Consideration” shall mean the sum of C$194.9 million, subject to adjustment in accordance with Section 2.5 and Section 3.2(c)(i) of the Agreement.

100.	“NACGI Cash Shares” shall mean 170 Shares, which Shares are to be transferred to Acquisition Sub pursuant to Section 2.1(c) of the Agreement, subject to adjustment in accordance with Section 3.2(c)(i) of the Agreement, in which case the adjusted number of NACGI Cash Shares to be transferred to Acquisition Sub shall be 134.8 Shares.

101.	“NACGI Companies” shall mean NACGI and its Subsidiaries, all of which are set forth in Section 4.1 of the Sellers’ Disclosure Schedule.

102.	“NACGI Exchange Shares” shall mean 30 Shares, which Shares are to be transferred to Newco pursuant to Section 2.1(a) of the Agreement.

103.	“NAEL” shall mean North American Equipment Ltd., an Alberta corporation.

104.	“NAEL Business” shall mean the equipment procurement and supply and related business carried on by NAEL as at the Closing Date, being a part of the Business.

105.	“NAEL Cash Consideration” shall mean the sum of C$175 million.

106.	“Names” shall have the meaning given such term in Section 6.9 of the Agreement.

107.	“Newco” shall mean NACG Preferred Corp., a Canadian federal corporation.

108.	“Newco Preferred Shareholders Agreement” shall mean the Newco Shareholders Agreement - Preferred Shares in substantially the form of Exhibit 5.8 to the Agreement.

109.	“Newco Series A Preferred Shares” shall mean Series A Preferred Shares of Newco with a redemption amount of C$l,000 per share and having the attributes specified in Exhibit 2.4(a) to the Agreement.

110.	“Newco Series A Share Consideration” shall mean 35,000 Newco Series A Preferred Shares.

111.	“Newco Series B Preferred Shares” shall mean Series B Preferred Shares of Newco with a redemption amount of C$1,000 per share and having the attributes specified in Exhibit 2.4(b) to the Agreement.

112.	“Newco Series B Share Consideration” shall mean 40,000 Newco Series B Preferred Shares.

113.	“Norama” shall mean Norama Ltd., an Alberta corporation.

114.	“Notice of Objection” shall have the meaning given such term in Section 2.5 of the Agreement.

115.	“Office Furniture” shall mean the office furniture, furnishings and equipment owned or leased by any of the Companies and used in the conduct of the Business.

116.	“Opinion of the Sellers” shall mean the reasonable opinion of the Principals and the Key Employees based upon their experience in operating the Business.

117.	“Other Assets” shall mean all assets and properties, real, personal or mixed, tangible or intangible, of the Companies used or necessary for use in the conduct of the Business, except for the Excluded Assets.

118.	“Parent” shall mean NACG Holdings Inc., a Canadian federal corporation.

119.	“Paribas” shall have the meaning given such term in Section 3.1 of the Agreement.

120.	“Parties” shall mean the parties to the Agreement, including Acquisition Sub Amalgamated Corporation from and after completion of the Acquisition Sub Amalgamation.

121.	“Parts Inventory” shall mean all inventory of spare parts of the Companies, wherever situated, for use in the maintenance and repair of Equipment (excluding Office Furniture) and in particular for use in the maintenance and repair of heavy construction equipment, vehicles and ancillary construction equipment, and including shop supplies (such as fuel, welding rods and similar materials) for use in such maintenance and repairs.

122.	“Payment Amount” shall have the meaning given such term in Section 2.5(e) of the Agreement.

123.	“Permit” shall have the meaning given such term in Section 4.3(b) of the Agreement.

124.	“Permitted Liens” shall mean any of the following that do not adversely affect the present use or value of the property affected thereby except in instances that are not Material: (a) statutory Liens for Taxes which are not yet due and payable; (b) statutory Liens which can be (but have not yet been) filed by builders, mechanics, repairers or similar Persons in respect of services performed or goods provided in the ordinary course of business; (c) minor title defects or irregularities consisting of minor survey exceptions, minor unregistered easements or rights-of-way, restrictions in the original grant from the Crown, minor restrictions implied by applicable law and other minor unregistered restrictions as to the use of property; (d) easements, covenants, rights-of-way and other restrictions which are registered; (e) registered agreements with municipalities provided that they have been complied with or adequate security has been furnished to secure compliance; and (f) Liens arising under the written terms of the Entitlements; and shall also mean the Liens set forth in Section 2.2(a) of the Sellers’ Disclosure Schedule.
125.	“Person” shall mean a corporation, an association, a partnership, an organization, a business, an individual or a Governmental Entity.

126.	“Possession or Control” shall mean such possession or control as is customary in the construction industry for items of construction equipment that are on long or short term lease to Persons conducting construction operations.

127.	“Post-Closing Contract Payment Liability” shall mean any legal liability for any payment required to be made after the Closing Date pursuant to the legally binding terms of a contract in effect as of the Closing Date requiring any NACGI Company to reimburse or repay the counterparty to such contract any amounts collected on or prior to the Closing Date under any such contract or to write-off or reduce any unbilled or unpaid account receivable or invoice generated by any NACGI Company under such contract, in any such case only to the extent attributable to goods or services sold or provided or required to be sold or provided to such counterparty on or prior to the Closing Date.

128.	“Pre-Paid Expenses” shall mean all pre-paid expenses and deposits of NAEL which relate to the NAEL Business and all pre-paid expenses and deposits of the NACGI Companies.

129.	“Principals” shall mean Martin Gouin and Roger Gouin, individuals resident in Edmonton, Alberta.

130.	“Proceeding” shall have the meaning given such term in Section 4.8 of the Agreement.

131.	“Proprietary Information” shall mean collectively (a) Proprietary Rights and (b) any and all other information and material proprietary to the Companies, owned, possessed or used by any of the Companies, whether or not such information is embodied in writing or other physical form, and which is not generally known to the public, that (i) relates to financial information regarding the Companies including, without limitation, (A) business plans and (B) sales, financing, pricing and marketing procedures or methods of any of the Companies or (ii) relates to specific business matters concerning any of the Companies including, without limitation, the identity of or other information regarding sales personnel or customers of any of the Companies.

132.	“Proprietary Rights” shall mean (a) all rights to the Names; (b) all patents, inventions, shop rights, know how, trade secrets, designs, drawings, art work, plans, prints, manuals, computer files, computer software, hard copy files, catalogs, specifications, confidentiality agreements, confidential information and other proprietary technology and similar information; (c) all registered and unregistered trademarks, service marks, logos, names, trade names and all other trademark rights; (d) all registered and unregistered copyrights; and (e) all registrations for, and applications for registration of, any of the foregoing, that are used in the conduct of the Business, but excluding the Excluded Assets.

133.	“Pro-Rata Portion” shall mean, with respect to each Principal, a 50% share.

134.	“PST” shall mean the provincial sales Tax levied under the Social Service Tax Act (British Columbia) and the Provincial Sales Tax Act (Saskatchewan).

135.	“Purchase Price” shall have the meaning such term is given in Section 2.4 of the Agreement.

136.	“Purchase Price Adjustment Fund” shall have the meaning such term is given in Section 2.10(b) of the Agreement.

137.	“Real Property” shall mean all real property owned or leased by any Company or on which any building, fixture or structure owned, leased or used by any Company is located.

138.	“Real Property Lease” means all leases, licenses and other agreements pursuant to which any Company leases or otherwise has any right to use any Real Property.

139.	“Reference Working Capital Value” shall mean C$26,550,000, determined in accordance with Exhibit 2.5(a) to the Agreement.

140.	“Release” shall mean any spilling, leaking, pumping, pouring, emitting, emptying, discharging, injecting, escaping, leaching, dumping or disposing into the environment (including the abandonment or discarding of barrels, containers and other closed receptacles containing any Hazardous Materials).

141.	“Retirement Plan” shall mean any pension plan, registered retirement savings plan and any other plan that provides retirement income to or results in deferrals of income that have been sponsored, maintained, contributed to or adopted by any of the Companies at any time during the past three years, or has been approved by any of the Companies before the date of the Agreement but is not yet effective, for the benefit of any of their directors, officers, shareholders, employees or other Persons providing services to any Company, or any of their former directors, officers, shareholders, employees or other Persons who formerly provided services to any Company (or, in any such case, their dependants or beneficiaries) or with respect to which any of the Companies may have any liability.

142.	“Securities Act” shall mean the United States Securities Act of 1933, as amended.

143.	“Seller Assumed NACGI Liabilities” shall have the meaning given such term in Section 2.9 of the Agreement.

144.	“Seller Losses” shall have the meaning given such term in Section 9.2 of the Agreement.

145.	“Seller Retained NAEL Liabilities” shall have the meaning given such term in Section 2.6 of the Agreement.

146.	“Sellers” shall mean Norama and NAEL.

147.	“Sellers’ Disclosure Schedule” shall mean the Sellers’ Disclosure Schedule of even date delivered to the Buyers by the Sellers.

148.	“Senior Secured Credit Facility” shall have the meaning given such term in Section 3.1.

149.	“Share Consideration” shall have the meaning given such term in Section 2.4 of the Agreement.

150.	“Shareholder Loan” shall mean the shareholder loan which is owing by NACGI to Norama Inc.

151.	“Shares” shall mean all of the issued and outstanding shares in the share capital of NACGI, particulars of which are described in Section 2.1 of the Sellers’ Disclosure Schedule.

152.	“Significant Customer” shall mean Syncrude Canada Ltd, Albian Sands Energy Inc., Encana Oil & Gas Partnership and Suncor Energy Inc. and their respective Affiliates.

153.	“Significant Supplier” shall mean any supplier who has received C$1,000,000 or more from the Companies for goods or services supplied to any of them during any twelve-month period during the period from April 1, 2000 to the date hereof.

154.	“Subsidiary” shall mean, as to a Person, any corporation, partnership, joint venture, association or other entity or organization in which such Person owns (directly or indirectly) any equity or other similar ownership interest.

155.	“Supplies” shall mean those operational inputs which are ordinarily required and consumed on an ongoing basis in the Business including materials, supplies, parts for building maintenance, cleaning materials, clothing, safety supplies and other things of the same nature, but excluding Parts Inventory.

156.	“Survival Period” shall have the meaning given such term in Article 10 of the Agreement.

157.	“Tax Amounts” shall have the meaning given such term in Section 4.13(k) of the Agreement.

158.	“Taxable Period” shall mean (a) any taxable period actually ending on or prior to the Closing Date and (b) for any taxable period beginning prior to the Closing Date that does not end on the Closing Date, that portion of such taxable period that begins prior to the Closing Date and ends on the Closing Date.

159.	“Taxes” means taxes, duties, fees, premiums, assessments, imposts, levies and other charges of any kind whatsoever imposed by any Governmental Entity, including all interest, penalties, fines, additions to tax or other additional amounts imposed in respect thereof (including those levied on, or measured by, or referred to as, income gross receipts, profits, capital, transfer, land transfer, sales, goods and services, harmonized sales, use, value-added, excise, stamp, withholding, premium, business, franchising, property, employer health, payroll, employment, health, social services, education and social security taxes, surtaxes, customs duties and import and export taxes, franchise and registration fees and employment insurance, health insurance and Canada, and other government pension plan premiums or contributions), and “Tax” has a corresponding meaning.

160.	“Tax Returns” shall mean all returns, declarations, reports, statements and other documents of, relating to, or required to be filed in respect of, any and all Taxes.

161.	“Termination Date” shall have the meaning given such term in Section 11.1(e) of the Agreement.

162.	“Third Party Claims” shall have the meaning given such term in Section 9.3(b) of the Agreement.

163.	“Transactions” shall mean the transactions between the Buyers and the Sellers contemplated by the Agreement.

164.	“Transferred Assets” shall have the meaning given such term in Section 2.2(a) of the Agreement.

165.	“Unresolved Matters” shall have the meaning given such term in Section 2.5(d) of the Agreement.

166.	“US GAAP” shall mean accounting principles generally accepted in the United States.

167.	“US$” shall mean United States dollars.

168.	“Warranty Basket Amount” shall have the meaning given such term in Section 9.4(a) of the Agreement.